Exhibit 99.4

ROGERS COMMUNICATIONS INC.,

as issuer of the Notes,

ROGERS COMMUNICATIONS CANADA INC.,

as a Guarantor

and

BNY TRUST COMPANY OF CANADA

as Trustee

TWENTY-SECOND SUPPLEMENTAL INDENTURE

Dated as of September 21, 2023

to

INDENTURE

Dated as of May 26, 2009

5.90% Senior Notes due 2033

i

ii

TWENTY-SECOND SUPPLEMENTAL INDENTURE dated as of September 21, 2023 (this “Supplemental Indenture”), among Rogers Communications Inc., a corporation organized under the laws of the Province of British Columbia (hereinafter called the “Company”), Rogers Communications Canada Inc., a corporation organized under the laws of Canada (hereinafter called “RCCI”) and BNY Trust Company of Canada, a trust company existing and licensed under the federal laws of Canada, as trustee.

WHEREAS, the Company and CIBC Mellon Trust Company (the “Former Trustee”) are parties to an indenture dated as of May 26, 2009 (as the same may from time to time be supplemented or amended (other than by a Series Supplement), the “Indenture”);

WHEREAS, the Company and the Former Trustee have previously entered into (i) a Series Supplement dated as of May 26, 2009 pursuant to which the Company issued Cdn$1,000,000,000 aggregate principal amount of 5.80% Senior Notes due 2016; (ii) a Series Supplement dated as of November 4, 2009 pursuant to which the Company issued Cdn$500,000,000 aggregate principal amount of 5.38% Senior Notes due 2019; (iii) a Series Supplement dated as of November 4, 2009 pursuant to which the Company issued Cdn$500,000,000 aggregate principal amount of 6.68% Senior Notes due 2039; (iv) a Series Supplement dated as of August 25, 2010 pursuant to which the Company issued Cdn$800,000,000 aggregate principal amount of 6.11% Senior Notes due 2040; (v) a Series Supplement dated as of September 29, 2010 pursuant to which the Company issued Cdn$900,000,000 aggregate principal amount of 4.70% Senior Notes due 2020; (vi) a Series Supplement dated as of March 21, 2011 pursuant to which the Company issued Cdn$1,450,000,000 aggregate principal amount of 5.34% Senior Notes due 2021; (vii) a Series Supplement dated as of March 21, 2011 pursuant to which the Company issued Cdn$400,000,000 aggregate principal amount of 6.56% Senior Notes due 2041; (viii) a Series Supplement dated as of June 4, 2012 pursuant to which the Company issued Cdn$500,000,000 aggregate principal amount of 3.00% Senior Notes due 2017; (ix) a Series Supplement dated as of June 4, 2012 pursuant to which the Company issued Cdn$600,000,000 aggregate principal amount of 4.00% Senior Notes due 2022; (x) a Series Supplement dated as of March 10, 2014 pursuant to which the Company issued Cdn$250,000,000 aggregate principal amount of Floating Rate Senior Notes due 2017; (xi) a Series Supplement dated as of March 10, 2014 pursuant to which the Company issued Cdn$400,000,000 aggregate principal amount of 2.80% Senior Notes due 2019; and (xii) a Series Supplement dated as of March 10, 2014 pursuant to which the Company issued Cdn$600,000,000 aggregate principal amount of 4.00% Senior Notes due 2024;

WHEREAS, pursuant to a resignation and appointment agreement between the Trustee, the Former Trustee and the Company dated as of October 19, 2018, the Former Trustee resigned as Trustee under the Indenture and the Company appointed BNY Trust Company of Canada, a trust company existing and licensed under the federal laws of Canada (hereinafter called the “Trustee”) to serve as the successor Trustee under the Indenture pursuant to the terms thereof;

WHEREAS, the Company and the Trustee have previously entered into (i) a Series Supplement dated as of April 30, 2019 pursuant to which the Company issued Cdn$1,000,000,000 aggregate principal amount of 3.25% Senior Notes due 2029; (ii) a Series Supplement dated as of March 31, 2020 pursuant to which the Company issued Cdn$1,500,000,000 aggregate principal amount of 3.65% Senior Notes due 2027; (iii) a Series Supplement dated as of March 11, 2022 pursuant to which the Company issued Cdn$1,250,000,000 aggregate principal amount of 3.10% Senior Notes due 2025; (iv) a Series Supplement dated as of March 11, 2022 pursuant to which the Company issued Cdn$1,000,000,000 aggregate principal amount of 3.75% Senior Notes due 2029; (v) a Series Supplement dated as of March 11, 2022 pursuant to which the Company issued Cdn$1,000,000,000 aggregate principal amount of 4.25% Senior Notes due 2032; and (vi) a Series Supplement dated as of March 11, 2022 pursuant to which the Company issued Cdn$1,000,000,000 aggregate principal amount of 5.25% Senior Notes due 2052;

WHEREAS, the Company and the Trustee are concurrently with this Supplemental Indenture entering into (i) a Series Supplement dated as of the date hereof pursuant to which the Company will issue Cdn$500,000,000 aggregate principal amount of 5.65% Senior Notes due 2026; (ii) a Series Supplement dated as of the date hereof pursuant to which the Company will issue Cdn$1,000,000,000 aggregate principal amount of 5.70% Senior Notes due 2028; and (iii) a Series Supplement dated as of the date hereof pursuant to which the Company will issue Cdn$500,000,000 aggregate principal amount of 5.80% Senior Notes due 2030;

WHEREAS, Article Two and Section 801 of the Indenture provide, among other things, that, without the consent of any Holders, the Company and the Trustee may enter into a supplement to the Indenture for the purposes of establishing the form, terms and conditions applicable to the Securities of any Series which the Company wishes to issue under the Indenture;

WHEREAS, the Company desires to establish the form, terms and conditions of a Series of Securities and has requested the Trustee to enter into this Supplemental Indenture for such purpose;

WHEREAS, the Trustee has received an Officers’ Certificate and an Opinion of Counsel of the Company, in each case complying with Section 103 of the Indenture; and

WHEREAS, pursuant to the Indenture, the Board of Directors has duly authorized the establishment of the 5.90% Senior Notes due 2033 of the Company (the “Notes”) with the form, terms and conditions as hereinafter set forth;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are acknowledged by the parties hereto, the parties hereto agree, for the equal and proportionate benefit of all Holders of the Notes, as follows:

ARTICLE ONE

DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

SECTION 101. DEFINITIONS.

Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture. For greater certainty, notwithstanding the Company’s adoption of IFRS 16, Leases, lease liabilities with respect to leases that were classified as operating leases under prior accounting standards do not constitute “Capital Lease Obligations” or “Debt” as defined in the Indenture for purposes of the Notes.

“Applicable Basis Points” means 58.0 basis points.

“Attributable Debt” means, as of the date of its determination, the present value (discounted semi-annually at the interest rate implicit in the terms of the lease) of the obligation of a lessee for rental payments pursuant to any Sale and Leaseback Transaction (reduced by the amount of the rental obligations of any sublessee of all or part of the same property) during the remaining term of such Sale and Leaseback Transaction (including any period for which the lease relating thereto has been extended), such rental payments not to include amounts payable by the lessee for maintenance and repairs, insurance, taxes, assessments and similar charges and for contingent rates (such as those based on sales); provided, however, that in the case of any Sale and Leaseback Transaction in which the lease is terminable by the lessee upon the payment of a penalty, Attributable Debt shall mean the lesser of the present value of (i) the rental payments to be paid under such Sale and Leaseback Transaction until the first date (after the date of such determination) upon which it may be so terminated plus the then applicable penalty upon such termination and (ii) the rental payments required to be paid during the remaining term of such Sale and Leaseback Transaction (assuming such termination provision is not exercised).

“Authorized Officer” means any individual who holds one or more of the following offices of the Company: Chair of the Board of Directors, Vice-Chair, Chief Executive Officer, President, Chief Financial Officer, any Executive Vice-President, any Senior Vice-President, any Vice-President, Treasurer, Chief Legal Officer, Secretary or General Counsel (including, for greater certainty, any individual who holds such offices of the Company on an interim basis).

“Board of Directors” means either the board of directors of the Company or (except, for the avoidance of doubt, for purposes of clause (ii) in the definition of Change in Control) any duly authorized committee of such board.

“Board Resolution” means a copy of a resolution certified by an Authorized Officer or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification.

“Company” means the Person named as the “Company” in the first paragraph of this Supplemental Indenture, until a successor Person shall have become such pursuant to the applicable provisions of the Indenture, and thereafter “Company” shall mean such successor Person. To the extent necessary to comply with the requirements of the provisions of the Trust Indenture Legislation as they are applicable to the Company, the term “Company” shall include any other obligor with respect to the Notes for the purposes of complying with such provisions.

“Company Request” or “Company Order” means a written request or order signed in the name of the Company by at least one Authorized Officer.

“Consolidated Net Tangible Assets” means the Consolidated Tangible Assets of any Person, less such Person’s current liabilities.

“Consolidated Tangible Assets” means the Tangible Assets of any Person after eliminating inter-company items, determined on a Consolidated basis in accordance with GAAP including appropriate deductions for any minority interest in Tangible Assets of such Person’s Restricted Subsidiaries.

“Corporate Trust Office” means the office of the Trustee at which at any particular time its corporate trust business shall be principally administered, which office at the Issue Date is located at 1 York Street, 6th Floor, Toronto, Ontario, M5J 0B6, or such other address as the Trustee may designate from time to time by notice to the Holders and the Company, or the principal corporate trust office of any successor Trustee (or such other address as such successor Trustee may designate from time to time by notice to the Holders and the Company).

“DBRS” means DBRS Limited or any successor to the rating agency business thereof;

“Discounted Value” means an amount equal to the sum of the present values of all remaining scheduled payments of principal and interest on the Notes to be redeemed (not including any portion of the payment of interest accrued as of the Redemption Date) from the Redemption Date of the Notes to be redeemed to the respective due dates for such payments until the Par Call Date (and assuming, for this purpose, that the Notes are scheduled to mature on the Par Call Date) computed on a semi-annual basis by discounting such payments (assuming a 365 day year) to the Redemption Date of the Notes to be redeemed at the Government of Canada Yield plus the Applicable Basis Points.

“Disqualified Stock” means any Capital Stock of the Company or any Restricted Subsidiary which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the Maturity Date of the Notes for cash or securities constituting Debt; provided that shares of Preferred Stock of the Company or any Restricted Subsidiary that are issued with the benefit of provisions requiring a change in control offer to be made for such shares in the event of a change in control of the Company or of such Restricted Subsidiary, which provisions have substantially the same effect as the relevant provisions of Sections 501 and 504 herein, shall not be deemed to be “Disqualified Stock” solely by virtue of such provisions. For purposes of this definition, the term “Debt” includes Inter-Company Subordinated Debt.

“Electronic Means” means the following communications methods: e-mail, facsimile transmission, secure electronic transmission containing applicable authorization codes, passwords and/or authentication keys issued by the Trustee, or another method or system specified by the Trustee as available for use in connection with its services hereunder.

“Excluded Assets” means (i) all assets of any Person other than the Company or a Restricted Subsidiary; (ii) Investments in the Capital Stock of an Unrestricted Subsidiary held by the Company or a Restricted Subsidiary; (iii) any Investment by the Company or a Restricted Subsidiary to the extent paid for with cash or other property that constitutes Excluded Assets or Excluded Securities, so long as at the time of acquisition thereof and after giving effect thereto there exists no Default or Event of Default; and (iv) proceeds of the sale of any Excluded Assets or Excluded Securities received by the Company or any Restricted Subsidiary from a Person other than the Company or a Restricted Subsidiary.

“Excluded Securities” means any Debt, Preferred Stock or Common Stock issued by the Company, or any Debt or Preferred Stock issued by any Restricted Subsidiary, in either case to an Affiliate thereof other than the Company or a Restricted Subsidiary, provided that, at all times, such Excluded Securities shall:

(i) in the case of Debt not owed to the Company or a Restricted Subsidiary, constitute Inter-Company Subordinated Debt;

(ii) in the case of Debt, not be guaranteed by the Company or any Restricted Subsidiary unless such guarantee shall constitute Inter-Company Subordinated Debt;

(iii) in the case of Debt, not be secured by any assets or property of the Company or any Restricted Subsidiary;

(iv) in the case of Debt or Preferred Stock, provide by its terms that interest or dividends thereon shall be payable only to the extent that, after giving effect to any such payment, no Default or Event of Default shall have occurred and be continuing; and

(v) in the case of Debt or Preferred Stock, provide by its terms that no payment (other than payments in the form of Excluded Securities) on account of principal (at maturity, by operation of sinking fund or mandatory redemption or otherwise) or other payment on account of redemption, repurchase, retirement or acquisition of such Excluded Security shall be permitted until the earlier of (x) the Stated Maturity for the principal of the Notes or (y) the date on which all principal of, premium, if any, and interest on the Notes shall have been duly paid or provided for in full.

“Exempted Secured Debt” means any Debt secured by any Lien or any conditional sale or other title retention agreement: (i) incurred or entered into on or after the Issue Date to finance the acquisition, improvement or construction of such property and either secured by Purchase Money Obligations or Liens placed on such property within 180 days of acquisition, improvement or construction and securing Debt not to exceed 2.5% of the Company’s Consolidated Net Tangible Assets at any time outstanding; (ii) on Principal Property or the stock or Debt of Restricted Subsidiaries and existing at the time of acquisition of the property, stock or Debt; (iii) owing to the Company or any other Restricted Subsidiary; or (iv) existing at the time a corporation or other Person becomes a Restricted Subsidiary.

“Existing Notes” means any of the 4.10% Senior Notes due 2023, 3.80% Senior Notes due 2023, 4.35% Senior Notes due 2024, 4.00% Senior Notes due 2024, 2.95% Senior Notes due 2025, 3.10% Senior Notes due 2025, 3.625% Senior Notes due 2025, 2.90% Senior Notes due 2026, 5.65% Senior Notes due 2026, 3.20% Senior Notes due 2027, 3.80% Senior Notes due 2027, 3.65% Senior Notes due 2027, 5.70% Senior Notes due 2028, 4.40% Senior Notes due 2028, 3.75% Senior Notes due 2029, 3.25% Senior Notes due 2029, 3.30% Senior Notes due 2029, 2.90% Senior Notes due 2030, 5.80% Senior Notes due 2030, 3.80% Senior Notes due 2032, 4.25% Senior Notes due 2032, 8.75% Senior Debentures due 2032, 7.50% Senior Notes due 2038, 6.75% Senior Notes due 2039, 6.68% Senior Notes due 2039, 6.11% Senior Notes due 2040, 6.56% Senior Notes due 2041, 4.50% Senior Notes due 2042, 4.50% Senior Notes due 2043, 5.45% Senior Notes due 2043, 5.00% Senior Notes due 2044, 4.300% Senior Notes due 2048, 4.35% Senior Notes due 2049, 3.70% Senior Notes due 2049, 4.25% Senior Notes due 2049, 4.55% Senior Notes due 2052 or 5.25% Senior Notes due 2052 in each case for which the Company is a co-obligor or obligor, as applicable.

“Fitch” means Fitch Ratings, Inc. or any successor rating agency.

“Generally Accepted Accounting Principles” or “GAAP” means generally accepted accounting principles, in effect in Canada, as established by the Chartered Professional Accountants of Canada and as applied from time to time by the Company in the preparation of its consolidated financial statements.

“Government of Canada Yield” means, with respect to any Redemption Date, the mid market yield to maturity on the third Business Day (the “Determination Date”) preceding the Redemption Date, compounded semi-annually, which a non-callable Government of Canada Bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity which most closely approximates the remaining term to the Par Call Date from the Redemption Date calculated as the arithmetic average (rounded to three decimal places) of the quotes of two dealers, selected from time to time by the Company, as at noon (Toronto time) on such Determination Date.

“Government Obligations” means securities denominated in Canadian dollars which are (a) either (i) direct obligations of the Government of Canada or of a Person controlled or supervised by or acting as an agency or instrumentality of the Government of Canada, the payment of which is unconditionally guaranteed by the Government of Canada, or (ii) direct obligations of a province of Canada with a long term debt rating of at least “A” by S&P, “A2” by Moody’s or “A” by DBRS (or, where such Government Obligations are short term debt securities, a short term debt rating of at least “A-1” by S&P, “P-1” by Moody’s or “R-1 (middle)” by DBRS) or the equivalent rating from any successors to such rating agency businesses, and (b) not callable or redeemable at the option of the issuer thereof.

“Guarantor” means (i) RCCI unless and until the Guarantee is released in accordance with its terms and (ii) any other Person that provides a guarantee in respect of any of the Company’s obligations in respect of the Notes, pursuant to a supplemental indenture or otherwise unless and until such guarantee is released in accordance with its terms.

“Indenture” has the meaning set forth in the recitals of this Supplemental Indenture.

“Investment” means (i) directly or indirectly, any advance, loan or capital contribution to, the purchase of any stock, bonds, notes, debentures or other securities of, the acquisition, by purchase or otherwise, of all or substantially all of the business or assets or stock or other evidence of beneficial ownership of, any Person or making of any investment in any Person, (ii) the designation of any Restricted Subsidiary as an Unrestricted Subsidiary and (iii) the transfer of any assets or properties from the Company or a Restricted Subsidiary to any Unrestricted Subsidiary, other than the transfer of assets or properties made in the ordinary course of business. Investments shall exclude extensions of trade credit on commercially reasonable terms in accordance with normal trade practices.

“Investment Grade Rating” means a rating equal to or higher than BBB- (or the equivalent) by S&P, Baa3 (or the equivalent) by Moody’s or BBB- (or the equivalent) by Fitch.

“Issue Date” means September 21, 2023, the initial issue date of the Notes.

“Moody’s” means Moody’s Investors Service, Inc. or any successor rating agency.

“Net Tangible Assets” means the Tangible Assets of any Person, less such Person’s current liabilities.

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“Notes” has the meaning set forth in the recitals of this Supplemental Indenture.

“Officer’s Certificate” means a certificate signed in the name of the Company by at least one Authorized Officer.

“Outstanding” has the meaning set forth in the Indenture; provided, however, that, in addition to the categories of Notes that are identified as not “Outstanding” within the definition therefor in the Indenture, Notes that have been discharged pursuant Section 903 hereof shall also not be “Outstanding” for purposes of this Supplemental Indenture and provisions of the Indenture applicable to the Notes.

“Par Call Date” means June 21, 2033.

“Permitted Liens” means any of the following Liens

(i) Liens for taxes, rates and assessments not yet due or, if due, the validity of which is being contested diligently and in good faith by appropriate proceedings by the Company or any of the Restricted Subsidiaries (as applicable); and Liens for the excess of the amount of any past due taxes for which a final assessment has not been received over the amount of such taxes as estimated and paid;

(ii) the Lien of any judgment rendered which is being contested diligently and in good faith by appropriate proceedings by the Company, or any of the Restricted Subsidiaries, as the case may be, and which does not have a material adverse effect on the ability of the Company and the Restricted Subsidiaries to operate the business or operations of the Company;

(iii) Liens on Excluded Assets;

(iv) pledges or deposits under worker’s compensation laws, unemployment insurance laws or similar legislation or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Debt) or leases or deposits of cash or bonds or other direct obligations of the United States, Canada or any Canadian province to secure surety or appeal bonds or deposits as security for contested taxes or import duties or for the payment of rents;

(v) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ liens, or other liens arising out of judgments or awards with respect to which an appeal or other proceeding for review is being prosecuted (and as to which any foreclosure or other enforcement proceeding shall have been effectively stayed);

(vi) Liens for property taxes not yet subject to penalties for non-payment or which are being contested in good faith and by appropriate proceedings (and as to which foreclosure or other enforcement proceedings shall have been effectively stayed);

(vii) Liens in favor of issuers of surety bonds issued in the ordinary course of business;

(viii) minor survey exceptions, minor encumbrances, easements or reservations of or rights of others for rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of the Person incurring them or the ownership of its properties which were not incurred in connection with Debt or other extensions of credit and which do not in the aggregate materially detract from the value of such properties or materially impair their use in the operation of the business of such Person;

(ix) Liens in favor of Bell Canada (or any successor) under any partial system agreement or related agreement providing for the construction and installation by Bell Canada of cables, attachments, connectors, support structures, closures and other equipment in accordance with the plans and specifications of the Company or any Restricted Subsidiary and the lease by Bell Canada of such equipment to the Company or any Restricted Subsidiary in accordance with tariffs published by Bell Canada from time to time as approved by regulatory authorities, the absence of which would materially and adversely affect the Company and its Restricted Subsidiaries considered as a whole; and

(x) any other Lien existing on the Issue Date.

“Principal Property” means, as of any date of determination, any land, land improvements or building (and associated factory, laboratory, office and switching equipment (excluding all products marketed by the Company or any of its Subsidiaries)) constituting a manufacturing, development, warehouse, service, office or operating facility owned by or leased to the Company or a Restricted Subsidiary, located within Canada and having an acquisition cost plus capitalized improvements in excess of 0.25% of Consolidated Net Tangible Assets of the Company as of such date of determination, other than any such property (i) which the Board of Directors determines is not of material importance to the Company and its Restricted Subsidiaries taken as a whole, (ii) which is not used in the ordinary course of business or (iii) in which the interest of the Company and all its Subsidiaries does not exceed 50%.

“Rating Agencies” means S&P, Moody’s and Fitch, and each of such Rating Agencies is referred to individually as a “Rating Agency”.

“Rating Date” means the date which is 90 days prior to the earlier of (i) a Change in Control and (ii) public notice of the occurrence of a Change in Control or of the intention of the Company to effect a Change in Control.

“Rating Decline” means the occurrence of the following on, or within 90 days after, the date of public notice of the occurrence of a Change in Control or of the intention by the Company to effect a Change in Control (which period shall be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies): (i) in the event the Notes are assigned an Investment Grade Rating by at least two of the three Rating Agencies on the Rating Date, the rating of the Notes by at least two of the three Rating Agencies shall be below an Investment Grade Rating; or (ii) in the event the Notes are rated below an Investment Grade Rating by at least two of the three Rating Agencies on the Rating Date, the rating of the Notes by at least two of the three Rating Agencies shall be decreased by one or more gradations (including gradations within rating categories as well as between rating categories).

“Redemption Price” means the applicable price at which a Note may or must be redeemed pursuant to Section 401.

“RCCI” means the Person named as “RCCI” in the first paragraph of this Supplemental Indenture.

“S&P” means S&P Global Ratings, a division of S&P Global Inc., or any successor rating agency.

“Sale and Leaseback Transaction” means any arrangement with any Person providing for the leasing by the Company or any Restricted Subsidiary of any Principal Property (whether such Principal Property is now owned or hereafter acquired) that has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person, other than (i) temporary leases for a term, including renewals at the option of the lessee, of not more than three years, (ii) leases between the Company and a Restricted Subsidiary or between Restricted Subsidiaries and (iii) leases of Principal Property executed by the time of, or within 180 days after the latest of, the acquisition, the completion of construction or improvement (including any improvements on property which will result in such property becoming Principal Property), or the commencement of commercial operation of such Principal Property.

“Secured Debt” means:

(a) Debt of the Company or any Restricted Subsidiary secured by any Lien upon any Principal Property or the stock or Debt of a Restricted Subsidiary (other than a Restricted Subsidiary that guarantees the payment obligations of the Company under the Notes); or

(b) any conditional sale or other title retention agreement covering any Principal Property or Restricted Subsidiary;

but does not include any Exempted Secured Debt

“SEDAR+” means SEDAR+, the successor system to the Canadian securities administrators’ System for Electronic Document Analysis and Retrieval, and any further successor system of the Canadian securities administrators for the transmission, receipt, acceptance, review and dissemination of documents filed in electronic format.

“Tangible Assets” means, at any date, the gross book value as shown by the accounting books and records of any Person of all its property both real and personal, less (i) the net book value of all its licenses, patents, patent applications, copyrights, trademarks, trade names, goodwill, non-compete agreements or organizational expenses and other like intangibles, (ii) unamortized Debt discount and expenses, (iii) all reserves for depreciation, obsolescence, depletion and amortization of its properties and (iv) all other proper reserves which in accordance with GAAP should be provided in connection with the business conducted by such Person.

“Trustee” means the Person named as the “Trustee” in the recitals of this Supplemental Indenture, until a successor shall have become such pursuant to the applicable provisions of the Indenture, and thereafter “Trustee” shall mean such successor Trustee.

SECTION 102. OTHER DEFINITIONS.

DEFINED TERM	DEFINED IN SECTION
Authorized Signatory	201
Change in Control	501
Change in Control Offer	504
Change in Control Purchase Date	504
Change in Control Purchase Notice	504
Change in Control Purchase Price	504
Change in Control Triggering Event	501
Edward S. Rogers	501
Family Percentage Holding	501
Guarantee	801
Guaranteed Obligations	801
Instructing Officers	116
Instructions	116
Maturity Date	301
Member of the Rogers Family	501
Permitted Residuary Beneficiary	501
Perpetuity Date	501
Qualifying Trust	501
Spouse	501
Successor Guarantor	803

SECTION 103. EFFECT OF SUPPLEMENTAL INDENTURE.

Upon the execution and delivery of this Supplemental Indenture by the Company, RCCI and the Trustee, the Indenture shall be supplemented and amended in accordance herewith, and this Supplemental Indenture shall form a part of the Indenture for all purposes; provided, however, that except as otherwise provided herein, the provisions of this Supplemental Indenture shall be applicable, and the Indenture is hereby supplemented and amended as specified herein, solely with respect to the Notes and not with respect to any other Securities issued under the Indenture prior to, on or after the Issue Date. In the event of a conflict between any provisions of the Indenture and this Supplemental Indenture, the relevant provision or provisions of this Supplemental Indenture shall govern.

SECTION 104. INDENTURE REMAINS IN FULL FORCE AND EFFECT.

Except as supplemented or amended hereby, all other provisions in the Indenture, to the extent not inconsistent with the terms and provisions of this Supplemental Indenture, shall remain in full force and effect.

SECTION 105. INCORPORATION OF INDENTURE.

All the provisions of this Supplemental Indenture shall be deemed to be incorporated in, and made a part of, the Indenture; and the Indenture, as supplemented and amended by this Supplemental Indenture, shall be read, taken and construed as one and the same instrument; provided, however, that the provisions of this Supplemental Indenture are expressly and solely for the benefit of the Holders of the Notes.

SECTION 106. COUNTERPARTS.

This Supplemental Indenture may be executed and delivered in several counterparts (including electronically by way of portable document format (pdf)), each of which so executed and delivered shall be deemed to be an original (including if delivered by pdf), but all such counterparts shall together constitute but one and the same instrument and shall have the same effect as if an original signature had been delivered in all cases.

SECTION 107. EFFECT OF HEADINGS AND TABLE OF CONTENTS.

The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof. Unless otherwise expressly specified, references in this Supplemental Indenture to specific Article numbers or Section numbers refer to Articles and Sections contained in this Supplemental Indenture, and not the Indenture or any other document.

SECTION 108. SUCCESSORS AND ASSIGNS.

All covenants and agreements in this Supplemental Indenture by the Company and RCCI shall bind their respective successors and permitted assigns (if any), whether so expressed or not. All covenants and agreements of the Trustee in this Supplemental Indenture shall bind its successors and permitted assigns (if any), whether so expressed or not.

SECTION 109. SEPARABILITY CLAUSE.

In case any provision in this Supplemental Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 110. BENEFITS OF SUPPLEMENTAL INDENTURE.

Nothing in this Supplemental Indenture or in the Notes, express or implied, shall give to any Person (other than the parties hereto, any Paying Agent and any Security Registrar, and their successors hereunder, and the Holders) any benefit or any legal or equitable right, remedy or claim under this Supplemental Indenture or in respect of the Notes.

SECTION 111. GOVERNING LAW.

This Supplemental Indenture and the Notes shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. This Supplemental Indenture shall be subject to the provisions of Trust Indenture Legislation that are required or deemed to be part of this Supplemental Indenture and shall, to the extent applicable, be governed by such provisions.

SECTION 112. NOTICES, ETC., TO TRUSTEE AND COMPANY.

Any request, demand, authorization, direction, notice, consent, waiver or Act of Holders or other document provided or permitted by this Supplemental Indenture or the Indenture to be made upon, given, delivered or furnished to, or filed with: (a) the Trustee by any Holder or by the Company shall be sufficient for every purpose hereunder if made, given, furnished, delivered or filed in writing to or with a representative of the Trustee at 1 York Street, 6th Floor, Toronto, Ontario, M5J 0B6 Attention: Corporate Trust Administration or by email to [REDACTED] and [REDACTED]; and (b) the Company by the Trustee or any Holder shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if made, given, furnished or delivered in writing to the Company to [REDACTED], Attention: [REDACTED] or by email to [REDACTED], with a copy to [REDACTED], email [REDACTED], or, in either case, at any other address previously furnished in writing to the Trustee by the Company.

Any such request, demand, authorization, direction, notice, consent, waiver or Act of Holders or other document shall be deemed to have been received on the day made, given, furnished or delivered except when sent by electronic transmission (including email), in which case it will be deemed to have been received on the day it was sent, if such electronic transmission was sent on a Business Day during normal business hours of the recipient, or on the next succeeding Business Day, if not sent on a Business Day or during such business hours. Each of the Trustee and the Company may from time to time notify the other party of a change in address or electronic transmission address by notice as provided in this Section 112.

SECTION 113. NOTICES TO HOLDERS; HOLDER DIRECTION.

Any notice to a Holder under the provisions of this Supplemental Indenture or the Indenture (including, for greater certainty, in circumstances where the Indenture requires that a notice be mailed or delivered, sent or transmitted by any other alternate means) shall be valid and effective if, in the case of a Holder of a registered Note or a Note in the form of a Global Security, it is delivered by (a) electronic communication to such Holder at its electronic address appearing in any of the Security Registers or through the CDSX system or such similar system used by a Depositary or (b) by mail (postage prepaid) or courier to such Holder at its address appearing in any of the Security Registers or (c) otherwise in accordance with the procedures of the Depositary. In any case where notice to Holders is delivered, neither the failure to deliver such notice, nor any defect in any notice so delivered, to any particular Holder shall impair or affect the validity or sufficiency of such notice with respect to other Holders. Any notice delivered to a Holder in the aforesaid manner shall be conclusively deemed to have been validly delivered, given and received at the time it is sent, whether or not actually received by such Holder. All notices to joint Holders of any Notes may be given to whichever one of the Holders thereof is named first in the Security Registers, and any notice so given shall be sufficient notice to all Holders of such Note.

Without limiting the generality of Section 112 hereof or any other applicable provision of this Supplemental Indenture or the Indenture, a Holder Direction in respect of a consent, approval or waiver given by a Holder of a Global Security (whether such Holder Direction is given by the Holder of such Global Security or by one or more Beneficial Owners in respect of any such Global Security that are appointed as the proxies or agents of such Holder) may be given by electronic transmission or otherwise in accordance with the procedures of the Clearing Agency or Depositary for such Global Security, including through the CDSX system or such similar system used by such Clearing Agency or Depositary (any Holder Direction so given is referred to herein as an “Electronic Holder Direction”). For greater certainty, it shall not be necessary for an Electronic Holder Direction to be given pursuant to an instrument in writing that is signed or guaranteed by such Holder or Beneficial Owners, as applicable. A Holder Direction in respect of a Global Security may be proved by, among other things, a report or other record (i) generated by the Clearing Agency or Depositary for such Global Security or (ii) signed by the tabulation agent or other agent engaged by the Company for tabulating or compiling the consents, approvals, waivers or votes, as applicable, in respect of the Act for which the Holder Direction is sought (such report or other record, a “Consent Report”) and the Trustee and the Company shall each be entitled to receive and rely upon such Consent Report as if it was an instrument in writing signed by the Holder of such Global Security or the proxy or agent of such Holder, as applicable. By the taking of a position in a Global Security, each Beneficial Owner in respect of such Global Security acknowledges and agrees that (a) the Trustee and the Company may elect to use the CDSX system (or any other electronic system used by the Clearing Agency or Depositary for clearing or settlement of such Global Security) to obtain an Electronic Holder Direction and (b) the Trustee and the Company shall have no liability for electing to use such system or relying on any Consent Report certifying or evidencing such Electronic Holder Direction.

For greater certainty, and without limiting the generality of this Section or Section 105 of the Indenture, a Clearing Agency or Depositary that is a Holder of a Global Security may appoint Beneficial Owners with respect to any such Global Security as the proxy or agent of such Holder through such Clearing Agency’s or Depositary’s procedures and it shall not be necessary for such appointment to be pursuant to an instrument in writing that is signed by the Holder. If a Beneficial Owner is appointed by a Holder as its proxy or agent for purposes of giving a Holder Direction then that Beneficial Owner shall be deemed to be the duly appointed proxy and agent of such Holder for purposes of such Holder Direction to the extent provided in such appointment.

SECTION 114. DAY NOT A BUSINESS DAY.

In any case where any Interest Payment Date, Redemption Date, Stated Maturity or other date for payment of any amount of interest, principal, premium or other amount, if any, with respect to the Notes shall not be a Business Day at the Place of Payment, then (notwithstanding any other provision of the Indenture or of the Notes) payment of interest or principal (and premium or other amounts, if any) need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the Interest Payment Date, Redemption Date, Stated Maturity or other payment date, as applicable, and no interest shall accrue with respect to such payment for the period from and after such Interest Payment Date, Redemption Date, Stated Maturity or other payment date, as applicable, to the next succeeding Business Day, and the Holder of such Note shall not be entitled to any additional interest or other payment in respect of the delay.

If any day on which an amount is to be determined or an action is to be taken hereunder at a particular location is not a Business Day at such location, then such amount shall be determined or such action shall be taken at or before the requisite time on the next succeeding day that is a Business Day at such location.

SECTION 115. NO ADVERSE INTERPRETATION OF OTHER AGREEMENTS.

This Supplemental Indenture and the Indenture may not be used to interpret any other indenture, loan or debt agreement of the Company, any Guarantor or their respective Subsidiaries or of any other Person. Any such indenture, loan or debt agreement may not be used to interpret this Supplemental Indenture or the Indenture.

SECTION 116. ELECTRONIC MEANS.

The Trustee shall have the right to accept and act upon instructions, including funds transfer instructions (“Instructions”) given pursuant to this Supplemental Indenture and the Indenture, and delivered using Electronic Means; provided, however, that the Company and/or any Guarantor, as applicable, shall provide to the Trustee an incumbency certificate listing officers of the Company (or any Guarantor, as applicable) with the authority to provide such Instructions (“Instructing Officers”) and containing specimen signatures of such Instructing Officers, which incumbency certificate shall be amended by the Company and/or any Guarantor, as applicable, whenever a person is to be added or deleted from the listing. If the Company and/or any Guarantor, as applicable, elects to give the Trustee Instructions using Electronic Means and the Trustee in its discretion elects to act upon such Instructions, the Trustee’s understanding of such Instructions shall be deemed controlling. The Company and any Guarantor understand and agree that the Trustee cannot determine the identity of the actual sender of such Instructions and that the Trustee shall conclusively presume that directions that purport to have been sent by an Instructing Officer listed on the incumbency certificate provided to the Trustee have been sent by such Instructing Officer. The Company and any Guarantor shall be responsible for ensuring that only Instructing Officers transmit such Instructions to the Trustee and that the Company, any Guarantor and all Instructing Officers are solely responsible to safeguard the use and confidentiality of applicable user and authorization codes, passwords and/or authentication keys. The Trustee shall not be liable for any losses, costs or expenses arising directly or indirectly from the Trustee’s reliance upon and compliance with such Instructions provided that such reliance of compliance was reasonable in the circumstances. The Company and any Guarantor agree: (i) to assume all risks arising out of the use of Electronic Means to submit Instructions to the Trustee, including without limitation the risk of the Trustee acting on unauthorized Instructions, and the risk of interception and misuse by third parties; (ii) that it is fully informed of the protections and risks associated with the various methods of transmitting Instructions to the Trustee and that there may be more secure methods of transmitting Instructions than the method(s) selected by the Company and/or any Guarantor, as applicable; (iii) that the security procedures (if any) to be followed in connection with its transmission of Instructions provide to it a commercially reasonable degree of protection in light of its particular needs and circumstances; and (iv) to notify the Trustee immediately upon learning of any compromise or unauthorized use of the security procedures. The Company and/or any Guarantor and/or the Holders acknowledge and agree that the Trustee shall have no liability for acting on or in connection with instructions or directions of the Holders provided to the Trustee by the Holders (or their representative participant with a global depository) using Electronic Means.

ARTICLE TWO

FORM OF THE NOTES

SECTION 201. FORMS GENERALLY.

The Notes and the Trustee’s certificate of authentication shall be in substantially the forms set forth in this Article, with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Supplemental Indenture, or as may reasonably be required by the Depositary, and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with the rules of any securities exchange or as may, consistently herewith, be determined by any Authorized Signatory executing such Notes, as evidenced by such Authorized Signatory’s execution of the Notes (but which shall not affect the rights or duties of the Trustee).

The definitive Notes shall be printed, lithographed or engraved or produced by any combination of these methods or may be produced in any other manner permitted by the rules of the Depositary or any securities exchange on which the Notes may be listed, all as determined by any Authorized Signatory executing such Notes, as evidenced by such Authorized Signatory’s execution of such Notes.

The Notes shall be in registered form and shall initially be registered in the name of the Depositary or its nominee. The Notes shall be issued initially as Book-Entry Securities in the form of one or more Global Securities substantially in the form set forth in this Article delivered to the Depositary or a nominee thereof as custodian therefor and held by the Depositary or a nominee thereof for the applicable Clearing Agency Participants, and duly executed by the Company and authenticated by the Trustee as hereinafter provided. The Depositary for such Global Securities shall be CDS. The aggregate principal amount of the Global Securities may from time to time be increased or decreased by adjustments made on the records of the Depositary or its nominee, or of the Trustee, as custodian for the Depositary or its nominee, as hereinafter provided.

The Notes shall be signed on behalf of the Company by one or more Authorized Officers of the Company or one or more directors of the Company (each, an “Authorized Signatory”). The signature of any such Authorized Officer or director on the Notes may be a manual or electronic signature. The Notes may be executed and delivered in several counterparts (including electronically by way of portable document format (pdf)), each of which so executed and delivered shall be deemed to be an original (including if delivered by pdf), but all such counterparts shall together constitute but one and the same instrument and shall have the same effect as if an original signature had been delivered in all cases.

No Note shall be entitled to any benefit under the Indenture or be valid or obligatory for any purpose unless there appears on such Note a certificate of authentication substantially in the form set forth in Section 204 duly executed by or on behalf of the Trustee by manual or electronic signature of a designated signing officer of the Trustee, and such certificate upon any Note shall be conclusive evidence, and the only evidence, that such Note has been duly authenticated and delivered hereunder.

SECTION 202. FORM OF FACE OF NOTE.

The Notes and the Trustee’s certificate of authentication to be endorsed thereon are to be substantially in the form provided for in this Section 202 and Sections 203, 204 and 205:

[Note: Insert if CDS is Depositary – UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO ROGERS COMMUNICATIONS INC. OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY

PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.]

[Note: Insert if a Global Security – THIS NOTE IS A GLOBAL SECURITY WITHIN THE MEANING OF THE BASE INDENTURE (HEREINAFTER REFERRED TO). THIS NOTE IS HELD BY THE DEPOSITARY (AS DEFINED IN THE BASE INDENTURE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (I) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO THE INDENTURE, (II) THIS NOTE MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 207(B) OF THE BASE INDENTURE, (III) THIS NOTE MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 211 OF THE BASE INDENTURE AND (IV) EXCEPT AS OTHERWISE PROVIDED IN SECTION 207(B) OF THE BASE INDENTURE, THIS SECURITY MAY BE TRANSFERRED, IN WHOLE BUT NOT IN PART, ONLY (X) BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY, (Y) BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR (Z) BY THE DEPOSITARY OR ANY NOMINEE TO A SUCCESSOR DEPOSITARY OR TO A NOMINEE OF SUCH SUCCESSOR DEPOSITARY.]

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE ∎, ∎. [Note: insert date that is 4 months and one day after the initial issue date for the Notes]

ROGERS COMMUNICATIONS INC.

5.90% SENIOR NOTES DUE 2033

No. ∎	CUSIP: 775109DA6
ISIN: CA775109DA61

Cdn$∎ [Note: Insert if a Global Security – (as revised from time to time by the Schedule of Increases and Decreases in Global Note attached hereto)]

Rogers Communications Inc., a corporation organized under the laws of the Province of British Columbia (herein called the “Company”, which term includes any successor entity under the Indenture hereinafter referred to), for value received, hereby promises to pay to [CDS & CO.][∎] or registered assigns, the principal sum of

____________ Canadian dollars [Note: Insert if a Global Security – (as revised from time to time by the Schedule of Increases and Decreases in Global Note attached hereto)] on September 21, 2033 (or, if such day is not a Business Day, payment will be made on the next following Business Day), at the office or agency of the Company referred to below, and to pay interest thereon in arrears, semi-annually on March 21 and September 21 in each year (each herein called an “Interest Payment Date”) (or, if such day is not a Business Day, payment will be made on the next following Business Day), in equal installments, which interest shall accrue from and including September 21, 2023 or, if interest has already been paid or duly provided for, from the most recent Interest Payment Date to which interest has been paid or duly provided for, at the rate of 5.90% per annum, until the principal hereof is paid or duly provided for, and (to the extent lawful) to pay interest on any overdue interest at the rate borne by the Notes from the date of the Interest Payment Date on which such overdue interest becomes payable to the date payment of such interest has been made or duly provided for. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Note (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be the March 20 or September 20 (whether or not a Business Day), as the case may be, immediately preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for, and interest on such Default Interest, at the interest rate borne by the Notes, to the extent lawful, shall forthwith cease to be payable to the Holder on such Regular Record Date, and may be paid to the Person in whose name this Note (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Default Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Notes not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Notes may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.

Payment of the principal of (and premium, if any) and interest on this Note will be made at the office or agency of the Company maintained for that purpose in the City of Toronto (which initially shall be the Corporate Trust Office of the Trustee), and if the Company shall designate and maintain an additional office or agency for such purpose, also at such additional office or agency, in Canadian dollars; provided, however, that payment of interest may be made at the option of the Company by check mailed to the address of the Person entitled thereto as such address shall appear on the Security Register; provided, further, that all payments of the principal of (and premium, if any) and interest on Notes, the Holders of which have given wire transfer instructions to the Company or the Paying Agent at least 10 Business Days prior to the applicable payment date and hold at least Cdn$1,000,000 in principal amount of Notes, will be required to be made by wire transfer of immediately available funds to the accounts specified by such Holders in such instructions. Any such wire transfer instructions received by the Company or the Paying Agent shall remain in effect until revoked by such Holder. Notwithstanding the foregoing, the final payment of principal shall be payable only upon surrender of this Note to the Paying Agent.

For any interim period, interest on this Note shall be computed on the basis of a 365-day year, based on the number of days elapsed in the period.

Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been duly executed by the Trustee referred to on the reverse hereof by manual signature, this Note shall not be entitled to any benefit under the Indenture, or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

Dated:

ROGERS COMMUNICATIONS INC.

By
Name:
Title:

By
Name:
Title:

SECTION 203. FORM OF REVERSE OF NOTE.

This Note is one of a duly authorized issue of securities of the Company designated as its 5.90% Senior Notes due 2033 (herein called the “Notes”), which may be issued under an indenture (as the same may from time to time be supplemented or amended (other than by a Series Supplement), herein called the “Base Indenture”) dated as of May 26, 2009 between the Company and CIBC Mellon Trust Company, as trustee, as supplemented and amended by the Twenty-Second Supplemental Indenture (herein called the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”) dated as of September 21, 2023 among the Company, as issuer of the Notes, Rogers Communications Canada Inc., a corporation organized under the laws of Canada (“RCCI”), as Guarantor, and BNY Trust Company of Canada, as successor trustee (herein called the “Trustee”, which term includes any successor trustee under the Indenture), to which the Indenture reference is hereby made for a statement of the respective rights, limitations of rights, duties, obligations and immunities thereunder of the Company, RCCI, the Trustee and the Holders of the Notes, and of the terms upon which the Notes are, and are to be, authenticated and delivered. All terms used in this Note which are defined in the Indenture shall have the meanings assigned to them in the Indenture. In the event of a conflict between the terms of the Notes and the terms of the

Indenture, the terms of the Indenture shall prevail. A Holder may obtain from the Trustee a copy of the Base Indenture and the Supplemental Indenture on written request and upon payment of a reasonable copying charge.

On or before each Interest Payment Date, the Company shall deliver or cause to be delivered to the Trustee or the Paying Agent an amount in Canadian dollars sufficient to pay the amount due on such payment date.

To guarantee the due and punctual payment of the principal and interest on the Notes and all other amounts payable by the Company under the Indenture and the Notes when and as the same shall be due and payable, whether at maturity, by acceleration or otherwise, according to the terms of the Notes and the Indenture, RCCI has fully and unconditionally guaranteed the Guaranteed Obligations on an unsecured, unsubordinated basis pursuant to the terms of the Indenture.

The Notes will be subject to redemption at the option of the Company at the applicable Redemption Price at the times and on such other terms and conditions as are specified in the Supplemental Indenture. In the event of redemption of this Note in part only, a replacement Note or Notes for the unredeemed portion hereof shall be issued in the name of the Holder hereof upon the cancellation hereof.

If an Event of Default (other than an Event of Default resulting from a Change in Control Triggering Event which is cured in accordance with Section 504 of the Supplemental Indenture by the making and consummation of a Change in Control Offer) shall occur and be continuing, the principal amount of all the Notes may be declared due and payable in the manner and with the effect provided in the Indenture.

In addition, it shall be an Event of Default under the Indenture if a Change in Control Triggering Event occurs on or prior to the Maturity of the Notes (subject to the aforesaid cure provisions). Following such an Event of Default the principal amount of all the Notes may be declared due and payable in the manner and with the effect provided in the Indenture unless the Company (or a third party) offers, within 20 Business Days after the occurrence of such Event of Default, to purchase the Notes and purchases the Notes for the Change in Control Purchase Price in cash on the date that is 40 Business Days after the occurrence of the Change in Control Triggering Event from a Holder who delivers and does not withdraw a Change in Control Purchase Notice. Holders have the right to withdraw any Change in Control Purchase Notice by delivering to the Paying Agent a written notice of withdrawal in accordance with the terms and provisions of the Indenture.

The Indenture contains provisions for the defeasance and discharge of the Notes.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders under the Indenture at any time by the Company and the Trustee with the consent of the Holders of a specified percentage in aggregate principal amount of the Notes. The Indenture also contains provisions permitting the Holders of a specified percentage in aggregate principal amount of the Notes to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by or on behalf of the Holder of this Note shall be conclusive evidence and binding upon such Holder and upon all future Holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof whether or not notation of such consent or waiver is made upon this Note. Without notice to or the consent of the Holders of the Notes, certain modifications and amendments may be made to the Indenture and the Notes as provided for in the Indenture.

No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of (and premium, if any) and interest on this Note at the times, place, and rate, and in the coin or currency, herein prescribed.

The Notes are issuable only in registered form without coupons in denominations of Cdn$1,000 or any integral multiple thereof.

Prior to the time of due presentment of this Note for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Note is registered as the owner hereof for all purposes except as otherwise provided, whether or not this Note be overdue, and neither the Company, the Trustee nor any agent shall be affected by notice to the contrary.

This Note shall not be entitled to any benefit under the Indenture, or be valid or obligatory for any purpose, unless and until the Trustee’s certificate of authentication has been duly executed by or on behalf of the Trustee by the manual or electronic signature of a designated signing officer of the Trustee.

This Note and the Indenture are governed by, and are to be construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein.

SECTION 204. FORM OF TRUSTEE’S CERTIFICATE OF AUTHENTICATION.

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

BNY Trust Company of Canada, as Trustee, certifies that this is one of the Notes referred to in the within-mentioned Indenture.

BNY TRUST COMPANY OF CANADA

By:
Name:
Title:

SECTION 205. SCHEDULE OF INCREASES OR DECREASES IN GLOBAL SECURITY.

The following schedule is to be attached to Notes that are Global Securities:

5.90% SENIOR NOTES DUE SEPTEMBER 21, 2033

Initial Principal Amount: Cdn$∎       CUSIP 775109DA6 / ISIN CA775109DA61

Authorization: ______________________

The following increases or decreases in this Note have been made:

Date	Amount of decrease in Principal Amount of this Global Security	Amount of increase in Principal Amount of this Global Security	Principal Amount of this Global Security following such decrease or increase	Signature of Trustee or Registrar

ARTICLE THREE

THE NOTES

SECTION 301. TITLE AND TERMS.

The Notes shall be known and designated as the “5.90% Senior Notes due 2033” of the Company. The entire unpaid principal amount of each Note shall become due and payable to the Holder thereof on September 21, 2033 (the “Maturity Date”). Interest shall accrue on the aggregate unpaid principal amount of each Note at a rate of interest equal to 5.90% per annum from September 21, 2023 or, if interest has been paid or duly provided for, the most recent Interest Payment Date to which interest has been paid or duly provided for. Subject to Section 114, such interest shall be payable semi-annually on March 21 and September 21 in each year (each an Interest Payment Date for purposes of this Supplemental Indenture), in equal installments, until the principal thereof is paid or duly provided for. Interest on the Notes shall be payable in arrears. The Regular Record Date for the interest payable on any Interest Payment Date shall be the March 20 or September 20 (whether or not a Business Day), as the case may be, immediately preceding such Interest Payment Date. To the extent lawful, interest shall accrue on any overdue interest at the rate borne by the Notes from the date of the Interest Payment Date on which such overdue interest becomes payable to the date payment of such interest has been made or duly provided for and such Default Interest shall be payable at the times and on the terms provided for in the Indenture.

An unlimited aggregate principal amount of the Notes may be authenticated and delivered under this Supplemental Indenture (of which Cdn$1,000,000,000 is being issued, authenticated and delivered on the date hereof), including Notes authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Notes pursuant to Section 204, 205, 206, 207, 208, 806, 1008 or 1009 of the Indenture and Section 504 hereof. Additional Notes ranking pari passu with the Notes issued on the date hereof may be created and issued under the Indenture from time to time by the Company without notice to or consent of the Holders, subject to the Company complying with any applicable provision of the Indenture. Any additional Notes created and issued shall have the same terms and conditions as the Notes initially issued, except for their date of issue, issue price and, if applicable, the date from which interest accrues and the first Interest Payment Date, and shall be consolidated with and form a single Series with the Notes initially issued.

The Notes shall be unsecured, unsubordinated obligations of the Company ranking pari passu with any other present or future unsecured, unsubordinated obligations of the Company.

The Notes shall be denominated in, and all principal of, and interest and premium (if any) on, the Notes shall be payable in Canadian dollars.

The Notes may be redeemed at the option of the Company at the prices, at the times and on such other terms and conditions as are specified in Article Four hereof. The Company shall not be obligated to redeem, purchase or repay the Notes pursuant to any sinking fund or analogous provisions or at the option of a Holder of the Notes except as provided in Article Seven hereof.

The Notes shall be subject to the covenants (and the related definitions) set forth in Article Nine of the Indenture (except those set forth in Section 906 thereof which is replaced by Section 605 of this Supplemental Indenture) and, except as otherwise provided herein, to any other covenant in the Indenture and this Supplemental Indenture. The defeasance and discharge provisions set forth in Article Three of the Indenture shall apply to the Notes as amended, supplemented or superseded by Article Nine hereof. The Notes shall be subject to the covenants in Article Seven of the Indenture; provided, however, that, with respect to the Notes and this Supplemental Indenture, clause (a)(1) of Section 701 of the Indenture shall be replaced with the following: “the Company shall be the continuing Person”.

Certain obligations of the Company under the Notes shall be fully and unconditionally guaranteed by RCCI to the extent set forth in Article Eight hereof.

SECTION 302. DENOMINATIONS.

The Notes shall be issuable only in fully registered form without coupons and in denominations of Cdn$1,000 or any integral multiple thereof.

SECTION 303. NOTES TO BE SECURED IN CERTAIN EVENTS.

If, upon any consolidation or amalgamation of the Company or RCCI, as applicable, with or merger of the Company or RCCI, as applicable, into any other Person, or upon any conveyance, transfer, lease or disposition of the properties and assets of the Company or RCCI, as applicable, substantially as an entirety to any Person by liquidation, winding-up or otherwise (in one transaction or a series of related transactions), in each case in accordance with Section 701 of the Indenture, in the case of the Company, or Section 803 of this Supplemental Indenture, in the case of RCCI, any property or asset of the Company or of any Subsidiary, would thereupon become subject to any Lien, then, unless such Lien could be created pursuant to Section 602 without equally and ratably securing the Notes, the Company or RCCI, as applicable, prior to or simultaneously with such consolidation, amalgamation, merger, conveyance, transfer, lease or disposition, will, as to such property or asset, secure the Notes Outstanding hereunder (together with, if the Company or RCCI shall so determine, any other Debt of the Company or RCCI now existing or hereafter created which is not subordinate to the Notes) equally and ratably with (or prior to) the Debt which upon such consolidation, amalgamation, merger, conveyance, transfer, lease or disposition is to become secured as to such property or asset by such Lien, or will cause such Notes to be so secured.

ARTICLE FOUR

REDEMPTION OF THE NOTES

SECTION 401. OPTIONAL REDEMPTION.

Prior to the Par Call Date, the Company may, at its option and without the consent of any Holder, redeem the Notes, at any time in whole or from time to time in part, at a Redemption Price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the Discounted Value of the Notes to be redeemed, plus, in each case, accrued and unpaid interest, if any, on the Notes to be redeemed to, but not including, the Redemption Date.

On or after the Par Call Date, the Company may, at its option and without the consent of any Holder, redeem the Notes, at any time in whole or from time to time in part, at a Redemption Price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, on the Notes to be redeemed to, but not including, the Redemption Date.

SECTION 402. ELECTION TO REDEEM; NOTICE TO TRUSTEE.

The election of the Company to redeem any Notes pursuant to Section 401 shall be evidenced by a Company Order or a Board Resolution. In case of any redemption at the election of the Company pursuant to Section 401, the Company shall notify the Trustee, at least three Business Days (unless a shorter period shall be agreed to in writing by the Trustee, acting reasonably) before notice of redemption is to be sent or caused to be sent to Holders pursuant to Section 404, of the principal amount of Notes to be redeemed.

SECTION 403. SELECTION BY TRUSTEE OF NOTES TO BE REDEEMED.

In the event that less than all of Notes for the time being outstanding are at any time to be redeemed, the Notes so to be redeemed will be selected on a pro rata basis and, where applicable, in accordance with the procedures of the Depositary. Notes and portions thereof selected shall be in amounts of any integral multiple of Cdn$1,000, except that if all of the Notes of a Holder are to be redeemed, the entire outstanding amount of Notes held by such Holder, even if not a multiple of Cdn$1,000 or even if the Notes are of a principal amount of Cdn$1,000 or less, shall be redeemed in full. No Notes of a principal amount of Cdn$1,000 or less shall be redeemed in part.

Any Note which is to be redeemed only in part shall be surrendered at the office or agency of the Company maintained for such purpose pursuant to Section 902 of the Indenture (with, if the Company, the Security Registrar or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Company, the Security Registrar or the Trustee duly executed by, the Holder thereof or its attorney duly authorized in writing). Upon the proper surrender of any such Note for redemption, the Company shall execute and the Trustee shall certify and deliver without charge to the Holder or upon his or her order one or more new Notes, with the same maturity and rate of interest for the unredeemed part of the principal amount of the Note or Notes so surrendered; provided, however, that, in the case of a Global Security, an appropriate notation may instead be made on such Note to decrease the principal amount thereof to an amount equal to the unredeemed portion thereof.

For all purposes of this Supplemental Indenture, unless the context otherwise requires, all provisions relating to redemption of a “Note” or “Notes” shall relate, in the case of any Note or Notes, as applicable, redeemed or to be redeemed only in part, to the portion of the principal amount of such Note or Notes which has been or is to be redeemed.

SECTION 404. NOTICE OF REDEMPTION.

Notice of intention to redeem any Notes pursuant to Section 401 shall be delivered by or on behalf of the Company to the Holders of the Notes that are to be redeemed, not more than 60 days and not less than 10 days prior to the Redemption Date, in the manner provided in Section 113. Every such notice of redemption shall state:

(a) the Redemption Date;

(b) the Redemption Price;

(c) if less than all Outstanding Notes are to be redeemed, the identification (and, in the case of a Note to be redeemed in part, the principal amount) of the particular Notes to be redeemed;

(d) that, subject to the satisfaction or waiver of any condition precedent to the redemption specified in such notice, the Redemption Price will become due and payable upon each such Note or portion thereof on the Redemption Date, and that, unless the Company defaults in making such redemption payment, interest thereon, if any, shall cease to accrue on and after the Redemption Date;

(e) the place or places where such Notes are to be surrendered for payment of the Redemption Price; and

(f) any conditions to the redemption.

Any redemption pursuant to Section 401 (and any related notice of redemption pursuant to this Section 404) may, at the Company’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of an equity or other securities offering, an incurrence of indebtedness or other financing, or any other corporate transaction or event. Notice of any redemption in respect thereof may, at the Company’s discretion, be given prior to the completion of one or more of the transactions or events upon which the redemption is conditioned and such redemption may be partial as a result of only some of the conditions being satisfied. If such redemption is subject to the satisfaction of one or more conditions precedent, the related notice shall describe each such condition, and if applicable, state that, in the Company’s discretion, such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied or waived by the Redemption Date. In addition, the Company may provide in such notice that payment of the Redemption Price and other amounts owing for the redemption of any Notes and performance of the Company’s obligations with respect to such redemption may be performed by another Person. In the event that the condition(s) of any redemption that is conditional are not satisfied or waived by the Company in its sole discretion on or prior to the Redemption Date therefor, the redemption shall be rescinded and notice thereof shall be delivered by or on behalf of the Company to the Holders of the Notes that were to have been redeemed promptly thereafter (but in any event no later than the Business Day after the Redemption Date), in the manner in which the notice of redemption was delivered, that such condition(s) were not satisfied or waived and such redemption has been rescinded, and the Trustee shall promptly return to the Holders thereof any Notes which had been surrendered for payment upon such redemption. For the avoidance of doubt, the Trustee shall have no responsibility for determining whether or not a condition set forth in such notice of redemption is satisfied, and shall be entitled to conclusively rely upon the Company’s determination regarding the satisfaction or waiver thereof.

Notice of redemption of Notes to be redeemed, at the election of the Company pursuant to Section 401, shall be given by the Company or, at its request, by the Trustee in the name and at the expense of the Company. Any inadvertent defect in a notice of redemption, including an inadvertent failure to deliver such notice, to any Holder whose Notes are selected for redemption will not impair or affect the validity of the redemption of any the Notes of any other Holder that are to be redeemed.

SECTION 405. DEPOSIT OF REDEMPTION PRICE.

On or prior to any Redemption Date, the Company shall deposit or cause to be deposited with the Trustee or with a Paying Agent (or, if the Company is acting as its own Paying Agent, segregate and hold in trust as provided in Section 903 of the Indenture) an amount of money sufficient to pay the Redemption Price for all of the Notes which are to be redeemed on that date.

SECTION 406. NOTES PAYABLE ON REDEMPTION DATE.

Notice of redemption having been delivered as specified in Section 404, subject to the satisfaction or waiver of any terms or conditions of such redemption or the rescission of such notice of redemption permitted in Section 404, all the Notes so called for redemption shall thereupon be and become due and payable at the Redemption Price and on the Redemption Date specified in such notice, in the same manner and with the same effect as if such date was the Stated Maturity for the payment of principal for such Notes, anything therein or herein to the contrary notwithstanding, and on and after such Redemption Date (unless the Company shall default in the payment of the Redemption Price) such Notes shall not be considered as Outstanding hereunder and interest upon such Notes shall cease to accrue. Upon surrender of any such Notes for redemption in accordance with said notice, such Notes shall be paid by the Company at the Redemption Price (including, for greater certainty, accrued and unpaid interest, if any, on the Notes to be redeemed to, but not including, the Redemption Date); provided, however, that installments of interest whose Stated Maturity is on or prior to the Redemption Date shall be payable to the Holders of such Notes, or one or more Predecessor Securities, registered as such on the relevant Regular Record Dates according to the terms and the provisions of Section 209 of the Indenture; provided further that, if a Redemption Date is on or after a Regular Record Date in respect of any accrued and unpaid installment of interest on any Note to be redeemed and on or before the related Interest Payment Date for such installment of interest, such installment of interest shall instead be payable to the Holder of the Note that is registered as such at the close of business on such Regular Record Date.

If any Note called for redemption shall not be so paid upon surrender thereof for redemption, the principal thereof (and premium, if any, thereon) shall, until paid, bear interest from the Redemption Date at the rate borne by such Note.

SECTION 407. ACQUISITION BY OTHER MEANS.

For avoidance of doubt, notwithstanding any other provision of this Supplemental Indenture or the Indenture, the Company may, at its option, at any time and from time to time, purchase or otherwise acquire all or any of the Notes by means other than a redemption, including (i) in the market (which shall include purchases from or through an investment dealer, a Clearing Agency Participant or a firm holding membership on a recognized stock exchange), (ii) by invitation for tenders, or (iii) by private contract, in each case, at any price or prices as the Company may determine in its sole discretion.

SECTION 408. REDEMPTION PROVISIONS OF THE INDENTURE.

It is hereby acknowledged and agreed that, with respect to the Notes, the above Sections 402, 403, 404, 405 and 406 replace, in their entirety, Sections 1003, 1004, 1005, 1006, and 1007, respectively, of the Indenture. For greater certainty, the provisions contained in this Article Four apply to this Supplemental Indenture and the Notes issued hereunder notwithstanding any provisions to the contrary contained in Article Ten of the Indenture.

ARTICLE FIVE

REMEDIES UPON CHANGE IN CONTROL

SECTION 501. ADDITIONAL EVENT OF DEFAULT.

In addition to the Events of Default set forth in Section 401 of the Indenture, “Event of Default”, wherever used herein and in the Indenture with respect to the Notes, includes the occurrence of a Change in Control Triggering Event (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body), subject to any cure thereof as provided in Section 504 below.

Under this Supplemental Indenture, a “Change in Control Triggering Event” is deemed to occur upon both a Change in Control and a Rating Decline with respect to the Notes.

A “Change in Control” means (i) any transaction (including an amalgamation, merger or consolidation or the sale of Capital Stock of the Company) the result of which is that any Person or group of Persons (as the term “group” is used in Rule 13d-5 of the United States Securities Exchange Act of 1934, as amended and as in force at the date hereof), other than Members of the Rogers Family or a Person or group of Persons consisting of or controlled, directly or indirectly, by one or more Members of the Rogers Family, acquires, directly or indirectly, more than 50% of the total voting power of all classes of Voting Shares of the Company or (ii) any transaction (including an amalgamation, merger or consolidation or the sale of Capital Stock of the Company) the result of which is that any Person or group of Persons, other than (A) Members of the Rogers Family or a Person or group of Persons consisting of or controlled, directly or indirectly, by one or more Members of the Rogers Family or (B) for so long as the only primary beneficiaries of a Qualifying Trust established under the last will and testament of Edward S. Rogers are one or more persons referred to in clause (i) of the definition of “Member of the Rogers Family” or the Spouse, for the time being and from time to time, of the issue (including individuals adopted by such Persons, provided that such adopted individuals have not attained the age of majority at the date of such adoption, together with the issue of any such adopted individuals) of any person described in subclause (i)(b) or (c) of the definition of “Member of the Rogers Family”, any Person designated by the trustees of such Qualifying Trust to exercise voting rights attaching to any shares held by such trustees, has elected to the Board of Directors such number of its or their nominees so that such nominees so elected shall constitute a majority of the number of the directors comprising the Board of Directors; provided that to the extent that one or more regulatory approvals are required for any of the transactions or circumstances described in clause (i) or (ii) above to become effective under applicable law, such transactions or circumstances shall be deemed to have occurred at the time such approvals have been obtained and become effective under applicable law.

“Member of the Rogers Family” means (i) such of the following persons as are living at the date of this Supplemental Indenture or are born after the date of this Supplemental Indenture and before the Perpetuity Date: (a) the widow, if any, of Edward S. Rogers (who was born on May 27, 1933, such individual being hereinafter referred to as “Edward S. Rogers”); (b) the issue of Edward S. Rogers; (c) Ann Taylor Graham Calderisi, the half-sister of Edward S. Rogers, and the issue of Ann Taylor Graham Calderisi; (d) individuals adopted by Edward S. Rogers or any of the persons described in subclauses (a) or (b) of this clause (i), provided that such adopted individuals have not attained the age of majority at the date of such adoption, together with the issue of any such adopted individuals; provided that if any person is born out of wedlock he shall be deemed not to be the issue of another person for the purposes hereof unless and until he is proven or acknowledged to be the issue of such person and; (ii) the trustees of any Qualifying Trust, but only to the extent of such Qualifying Trust’s Family Percentage Holding of voting securities or rights to control or direct the voting securities of the Company at the time of the determination.

“Family Percentage Holding” means the aggregate percentage of the securities held by a Qualifying Trust representing, directly or indirectly, an interest in voting securities or rights to control or direct the voting securities of the Company, that it is reasonable, under all the circumstances, to regard as being held beneficially for Qualified Persons (or any class consisting of two or more Qualified Persons); provided always that in calculating the Family Percentage Holding (A) in respect of any power of appointment or discretionary trust capable of being exercised in favor of any of the Qualified Persons such trust or power shall be deemed to have been exercised in favor of Qualified Persons until such trust or power has been otherwise exercised; (B) where any beneficiary of a Qualifying Trust has assigned, transferred or conveyed, in any manner whatsoever, his or her beneficial interest to another person, then, for the purpose of determining the Family Percentage Holding in respect of such Qualifying Trust, the person to whom such interest has been assigned, transferred or conveyed shall be regarded as the only person beneficially interested in the Qualifying Trust in respect of such interest but in the case where the interest is so assigned, transferred or conveyed is an interest in a discretionary trust or is an interest which may arise as a result of the exercise in favor of the assignor of a discretionary power of appointment and such discretionary trust or power of appointment is also capable of being exercised in favor of persons described in clause (i) of the definition of “Member of the Rogers Family”, such discretionary trust or power shall be deemed to have been so exercised in favor of Qualified Persons until it has in fact been exercised; and (C) the interest of any Permitted Residuary Beneficiary shall be ignored until its interest has indefeasibly vested.

“Permitted Residuary Beneficiary” means any person who is a beneficiary of a Qualifying Trust and, under the terms of the Qualifying Trust, is entitled to distributions out of the capital of such Qualifying Trust only after the death of all of the Qualified Persons who are beneficiaries of such Qualifying Trust.

“Perpetuity Date” means the date that is 21 years, less one day, from the date of the death of the last survivor of the individuals described in subclause (i)(a), (b), (c) or (d) of the definition of “Member of the Rogers Family”, who are living at the date of this Supplemental Indenture.

“Qualifying Trust” means a trust (whether testamentary or inter vivos) any beneficiary of which is a person referred to in clause (i) of the definition of “Member of the Rogers Family” or the Spouse, for the time being and from time to time, of the issue (including individuals adopted by such Persons, provided that such adopted individuals have not attained the age of majority at the date of such adoption, together with the issue of any such adopted individuals) of any person described in subclause (i)(b) or (c) of the definition of “Member of the Rogers Family”, provided that such Spouse is living at the date of this Supplemental Indenture or is born after the date of this Supplemental Indenture and before the Perpetuity Date (all such persons being hereafter referred to as “Qualified Persons”).

“Spouse” means, in relation to any person, a person who is legally married to that person and includes a widow or widower of that person, notwithstanding remarriage.

SECTION 502. ACCELERATION OF MATURITY; RESCISSION AND ANNULMENT.

If a Change in Control Triggering Event occurs and is continuing and the Company (or a third party) fails in any material respect to comply with any of the provisions of Section 504 hereof, then and in every such case the Trustee or the Holders of not less than 25% in aggregate principal amount of the Notes then Outstanding may declare the principal of all such Notes to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by Holders), and upon any such declaration such principal shall become immediately due and payable.

SECTION 503. RESERVED.

SECTION 504. CHANGE IN CONTROL OFFER.

(a) The Notes may not be accelerated pursuant to Section 502 hereof following an Event of Default arising from a Change in Control Triggering Event and such Event of Default shall be cured if the Company complies in all material respects with the provisions of this Section 504. If the Company elects to cure such Event of Default, within 20 Business Days of the occurrence of an Event of Default arising from a Change in Control Triggering Event, (i) the Company shall notify the Trustee in writing of the occurrence of the Change in Control Triggering Event and shall make an offer to purchase (the “Change in Control Offer”) all outstanding Notes properly tendered at a purchase price equal to 101% of the principal amount thereof plus any accrued and unpaid interest thereon to the Change in Control Purchase Date (as hereinafter defined) (the “Change in Control Purchase Price”) on the date that is 40 Business Days after the occurrence of the Change in Control Triggering Event (the “Change in Control Purchase Date”), (ii) the Trustee shall deliver a copy of the Change in Control Offer to each Holder and (iii) the Company shall cause a notice of the Change in Control Offer to be sent at least once to the Dow Jones News Service or similar business news service in the United States and CNW Group Ltd. (Canada News Wire or Cision Canada) or a similar news service in Canada. The Change in Control Offer shall remain open from the time such offer is made until the Change in Control Purchase Date. The Trustee shall be under no obligation to ascertain the occurrence of a Change in Control Triggering Event or to give notice with respect thereto other than as provided above upon receipt of a Change in Control Offer from the Company. The Trustee may conclusively assume, in the absence of receipt of a Change in Control Offer from the Company, that no Change in Control Triggering Event has occurred. The Change in Control Offer shall include a form of Change in Control Purchase Notice to be completed by the Holder and shall state:

(i) the events causing a Change in Control Triggering Event and the date such Change in Control Triggering Event is deemed to have occurred;

(ii) that the Change in Control Offer is being made pursuant to this Section 504 and that all Notes properly tendered pursuant to the Change in Control Offer will be accepted for payment;

(iii) the date by which the Change in Control Purchase Notice pursuant to this Section 504 must be given;

(iv) the Change in Control Purchase Date;

(v) the Change in Control Purchase Price;

(vi) the names and addresses of the Paying Agent and the offices or agencies referred to in Section 902 of the Indenture;

(vii) that Notes must be surrendered to the Paying Agent at the office of the Paying Agent or to an office or agency referred to in Section 902 of the Indenture to collect payment;

(viii) that the Change in Control Purchase Price for any Note as to which a Change in Control Purchase Notice has been duly given and not withdrawn will be paid promptly upon the later of the first Business Day following the Change in Control Purchase Date and the time of surrender of such Note as described in clause (vii) above;

(ix) the procedures the Holder must follow to accept the Change in Control Offer; and

(x) the procedures for withdrawing a Change in Control Purchase Notice.

(b) A Holder may accept a Change in Control Offer by delivering to the Paying Agent at the office of the Paying Agent or to an office or agency referred to in Section 902 of the Indenture a written notice (a “Change in Control Purchase Notice”) at any time prior to the close of business on the Change in Control Purchase Date, stating:

(i) that such Holder elects to have a Note purchased pursuant to the Change in Control Offer;

(ii) the principal amount of the Note that the Holder elects to have purchased by the Company, which amount must be Cdn$1,000 or any integral multiple thereof, and the certificate numbers of the Notes to be delivered by such Holder for purchase by the Company; and

(iii) that such Note shall be purchased on the Change in Control Purchase Date pursuant to the terms and conditions specified in this Supplemental Indenture.

The delivery of such Note (together with all necessary endorsements) to the Paying Agent at the office of the Paying Agent or to an office or agency referred to in Section 902 of the Indenture prior to, on or after the Change in Control Purchase Date shall be a condition to the receipt by the Holder of the Change in Control Purchase Price therefor; provided that such Change in Control Purchase Price shall be so paid pursuant to this Section 504 only if the Note so delivered to the Paying Agent or to an office or agency referred to in Section 902 of the Indenture shall conform in all respects to the description thereof set forth in the related Change in Control Purchase Notice.

The Company shall purchase from the Holder thereof, pursuant to this Section 504, a portion of a Note if the principal amount of such portion is Cdn$1,000 or any integral multiple thereof. Provisions of the Indenture that apply to the purchase of all of a Note also apply to the purchase of a portion of such Note.

Any purchase by the Company contemplated pursuant to the provisions of this Section 504 shall be consummated by the delivery by the Company of the consideration to be received by the Holder promptly upon the later of (a) the first Business Day following the Change in Control Purchase Date and (b) the time of delivery of the Note by the Holder to the Paying Agent or to an office or agency referred to in Section 902 of the Indenture in the manner required by this Section 504.

Notwithstanding anything herein to the contrary, any Holder delivering to the Paying Agent, at the office of the Paying Agent or an office or agency referred to in Section 902 of the Indenture, the Change in Control Purchase Notice contemplated by this Section 504(b) shall have the right to withdraw such Change in Control Purchase Notice at any time prior to the close of business on the Change in Control Purchase Date by delivery of a written notice of withdrawal to the Paying Agent or to an office or agency referred to in Section 902 of the Indenture in accordance with Section 701 hereof.

The Paying Agent or the office or agency referred to in Section 902 of the Indenture shall promptly notify the Company of the receipt by the former of any Change in Control Purchase Notice or written notice of withdrawal thereof.

(c) The Notes may also not be accelerated pursuant to Section 502 hereof following an Event of Default arising from a Change in Control Triggering Event and such Event of Default shall also be cured if a third party makes and consummates a Change in Control Offer in the manner and at the times and otherwise in compliance with this Section 504.

ARTICLE SIX

ADDITIONAL COVENANTS

SECTION 601. RESTRICTED SUBSIDIARIES.

(a) The Board of Directors of the Company may designate any Restricted Subsidiary or any Person that is to become a Subsidiary as an Unrestricted Subsidiary, or the Company or any Restricted Subsidiary may transfer any assets or properties to an Unrestricted Subsidiary, if (i) prior to and immediately after such designation, no Default or Event of Default shall have occurred and be continuing and (ii) such Subsidiary or Person, together with all other Unrestricted Subsidiaries, shall not in the aggregate have Net Tangible Assets greater than 15% of the Company’s Consolidated Net Tangible Assets; provided, however, that for the purposes of this Section 601, (1) the Company’s Consolidated Net Tangible Assets shall also include the aggregate Net Tangible Assets of such Subsidiary or Person and all other Unrestricted Subsidiaries and (2) Excluded Assets shall be excluded from the calculation of Net Tangible Assets and Consolidated Net Tangible Assets.

(b) The Board of Directors of the Company may not designate any Unrestricted Subsidiary as a Restricted Subsidiary unless immediately before and after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing.

(c) Nothing in this Section 601 shall restrict or limit the Company or any Restricted Subsidiary from transferring any asset that is an Excluded Asset to any Unrestricted Subsidiary or any Person that is to become an Unrestricted Subsidiary.

SECTION 602. LIMITATION ON SECURED DEBT.

The Company will not, and will not permit any of its Restricted Subsidiaries to, create, assume, incur or guarantee any Secured Debt unless and for so long as the Company secures, or causes such Restricted Subsidiary to secure, the Notes equally and ratably with (or prior to) such Secured Debt. However, any of the Company or its Restricted Subsidiaries may incur Secured Debt without securing the Notes if, immediately after incurring the Secured Debt, the aggregate principal amount of all Secured Debt then outstanding plus the aggregate amount of the Attributable Debt then outstanding pursuant to Sale and Leaseback Transactions would not exceed 15% of the Company’s Consolidated Net Tangible Assets. The aggregate amount of all Secured Debt in the preceding sentence excludes Secured Debt which is secured equally and ratably with the Notes and Secured Debt that is being repaid concurrently. Any Lien which is granted to secure the Notes under this Section 602 shall be discharged at the same time as the discharge of the Lien securing the Secured Debt that gave rise to the obligation to secure the Notes under this Section 602.

SECTION 603. LIMITATION ON SALE AND LEASEBACK TRANSACTIONS.

The Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction, unless either (a) immediately thereafter, the sum of (1) the Attributable Debt to be outstanding pursuant to such Sale and Leaseback Transaction and all other Sale and Leaseback Transactions entered into by the Company or a Restricted Subsidiary on or after the Issue Date (or, in the case of a Restricted Subsidiary, the date on which it became a Restricted Subsidiary, if on or after the Issue Date) and (2) the aggregate amount of all Secured Debt, excluding Secured Debt which is secured equally and ratably with the Notes, would not exceed 15% of the Company’s Consolidated Net Tangible Assets or (b) an amount, equal to the greater of the net proceeds to the Company or a Restricted Subsidiary from such sale and the Attributable Debt to be outstanding pursuant to such Sale and Leaseback Transaction, is used within 180 days to retire Debt of the Company or a Restricted Subsidiary. However, Debt which is subordinate to the Notes or which is owed to the Company or a Restricted Subsidiary may not be retired in satisfaction of clause (b) above.

SECTION 604. LIMITATION ON RESTRICTED SUBSIDIARY DEBT.

The Company will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Debt (other than Debt to the extent that the Notes are secured equally and ratably with (or prior to) such Debt), unless (1) the obligations of the Company under the Notes are guaranteed (which guarantee may be on an unsecured basis) by such Restricted Subsidiary such that the claim of the Holders of the Notes under such guarantee ranks prior to or pari passu with such Debt or (2) after giving effect to the incurrence of such Debt and the application of the proceeds therefrom, the sum of (without duplication) (x) the then outstanding aggregate principal amount of Debt of all Restricted Subsidiaries (other than Exempted Secured Debt and, for the avoidance of doubt, any Debt permitted by clause (1) above), (y) the then outstanding aggregate principal amount of Secured Debt of the Company (not on a Consolidated basis) and (z) Attributable Debt relating to then outstanding Sale and Leaseback Transactions, would not exceed 15% of Consolidated Net Tangible Assets; provided, however, that this restriction will not apply to, and there will be excluded from any calculation hereunder, (A) Debt owing by a Restricted Subsidiary to the Company or to another Restricted Subsidiary and (B) Debt secured by Permitted Liens; provided, further, that this restriction will not prohibit the incurrence of Debt in connection with any extension, renewal or replacement (including successive extensions, renewals or replacements), in whole or in part, of any Debt of the Restricted Subsidiaries (provided that the principal amount of such Debt immediately prior to such extension, renewal or replacement is not increased).

SECTION 605. PROVISION OF FINANCIAL INFORMATION.

For so long as any Notes remain Outstanding, the Company shall deliver to the Trustee (i) within 120 days after the end of each fiscal year ended after the Issue Date, audited consolidated financial statements of the Company for such fiscal year, and (ii) within 60 days after the end of each of the first three fiscal quarters of each fiscal year after the Issue Date, unaudited interim consolidated financial statements of the Company for the interim period as at, and for the interim period ending on, the end of such fiscal quarter. The Company shall be deemed to have delivered financial statements in compliance with its obligations under this Section 605, and need not otherwise deliver such financial statements to the Trustee, if such financial statements are made publicly available on SEDAR+ within the prescribed time. Notwithstanding the foregoing, it shall not be the responsibility of the Trustee to monitor postings of the Company on SEDAR+, it being understood that, due to the public availability of the information contained on SEDAR+, any Person, including without limitation any Holder, may obtain the aforementioned financial statements directly from SEDAR+.

The obligations of the Company set forth in the preceding paragraph of this Section 605 will be deemed satisfied if any parent entity of the Company has delivered to the Trustee (including by making such financial statements publicly available on SEDAR+) the consolidated financial statements required in the preceding paragraph of this Section 605, that would otherwise be required to be provided in respect of the Company, with respect to such parent entity; provided that such obligations will only be deemed to be satisfied if, and for so long as, such parent entity furnishes to the Trustee (either in or with a copy of such financial statements) “summary financial information” as defined in section 13.4 of NI 51-102 (or substantially equivalent financial information provided for in any successor provision thereto in NI 51-102 or any successor instrument) for the parent entity for the periods covered by such financial statements with a separate column for (i) the parent entity, (ii) the Company, (iii) all Guarantors (on a combined basis), (iv) any other subsidiaries of the parent entity (on a combined basis), (v) consolidating adjustments and (vi) total consolidated amounts.

It is hereby acknowledged and agreed that Section 906 of the Indenture does not apply to this Supplemental Indenture and the Notes. For greater certainty, with respect to the Notes and this Supplemental Indenture, this Section 605 replaces, in its entirety, Section 906 of the Indenture.

SECTION 606. WAIVER OF CERTAIN COVENANTS.

Subject to Section 413 and Section 802 of the Indenture, the Company may omit in any particular instance to comply with any covenant or provision in the Indenture and any covenant or provision in Sections 601, 602, 603, 604 or 605 of this Supplemental Indenture if, before or after the time for such compliance, the Holders of all of the Notes at the time Outstanding shall, by Holder Direction, waive such compliance in such instance with such covenant or provision, but no such waiver shall extend to or affect such covenant or provision except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Company and the duties of the Trustee in respect of any such covenant or provision shall remain in full force and effect.

ARTICLE SEVEN

CHANGE IN CONTROL PROVISIONS

SECTION 701. EFFECT OF CHANGE IN CONTROL PURCHASE NOTICE.

Upon receipt by the Company of the Change in Control Purchase Notice specified in Section 504(b) hereof, the Holder of the Note in respect of which such Change in Control Purchase Notice was given shall (unless such Change in Control Purchase Notice is withdrawn as specified in the following two paragraphs of this Section) thereafter be entitled to receive solely the Change in Control Purchase Price with respect to such Note. Such Change in Control Purchase Price shall be paid to such Holder upon the later of (a) the first Business Day following the Change in Control Purchase Date (provided the conditions in Section 504(b) hereof have been satisfied) and (b) the time of delivery of the Note to the Paying Agent at the office of the Paying Agent or to the office or agency referred to in Section 902 of the Indenture by the Holder thereof in the manner required by Section 504(b) hereof.

A Change in Control Purchase Notice may be withdrawn before or after delivery by the Holder to the Paying Agent at the office of the Paying Agent of the Note to which such Change in Control Purchase Notice relates, by means of a written notice of withdrawal delivered by the Holder to the Paying Agent at the office of the Paying Agent or to the office or agency referred to in Section 902 of the Indenture to which the related Change in Control Purchase Notice was delivered at any time prior to the close of business on the Change in Control Purchase Date specifying, as applicable:

(a) the certificate number of the Note in respect of which such notice of withdrawal is being submitted,

(b) the principal amount of the Note (which shall be Cdn$1,000 or any integral multiple thereof) with respect to which such notice of withdrawal is being submitted, and

(c) the principal amount, if any, of such Note (which shall be Cdn$1,000 or any integral multiple thereof) that remains subject to the original Change in Control Purchase Notice and that has been or will be delivered for purchase by the Company.

The Paying Agent will promptly return to the respective Holders thereof any Notes with respect to which a Change in Control Purchase Notice has been withdrawn in compliance with this Supplemental Indenture.

SECTION 702. DEPOSIT OF CHANGE IN CONTROL PURCHASE PRICE.

No later than 11:00 a.m. (Toronto, Ontario time) on the Business Day following the Change in Control Purchase Date the Company shall deposit or cause to be deposited with the Paying Agent (or, if the Company is acting as the Paying Agent, shall segregate and hold in trust as provided in Section 903 of the Indenture) an amount of cash sufficient to pay the aggregate Change in Control Purchase Price of all the Notes or portions thereof that are to be purchased as of the Change in Control Purchase Date.

SECTION 703. REPAYMENT TO THE COMPANY.

As provided in the Notes, the Trustee and the Paying Agent shall return to the Company any cash that remains unclaimed, together with interest and dividends, if any, thereon (subject to the provisions of Section 507 of the Indenture), held by them for the payment of the Change in Control Purchase Price; provided, however, that, to the extent that the aggregate amount of cash deposited by the Company pursuant to Section 702 hereof exceeds the aggregate Change in Control Purchase Price of the Notes or portions thereof to be purchased, then the Trustee shall hold such excess for the Company and promptly after the Business Day following the Change in Control Purchase Date the Trustee shall upon demand return any such excess to the Company together with interest and dividends, if any, thereon (subject to the provisions of Section 507 of the Indenture).

ARTICLE EIGHT

GUARANTEE

SECTION 801. GUARANTEE.

(a) RCCI hereby fully and unconditionally guarantees (the “Guarantee”) due payment and performance to the Trustee, for and on behalf of the Holders, forthwith after demand, of all the obligations of the Company under this Supplemental Indenture or under the Notes to pay the principal of (and premium, if any) and interest on the Notes when due and payable at Maturity, and all other amounts due or to become due under or in connection with this Supplemental Indenture, the Notes and the performance of all other obligations to the Trustee (including all amounts due to the Trustee under Section 507 of the Indenture) and the Holders of the Notes which obligations arise under this Supplemental Indenture and the Notes, according to the terms hereof and thereof, including any applicable grace periods (the “Guaranteed Obligations”). The Guarantee shall be an unsecured, unsubordinated obligation of RCCI ranking pari passu with other present and future unsecured, unsubordinated obligations of RCCI.

(b) RCCI agrees that, without obtaining the consent of or giving notice to RCCI, the Trustee may vary this Supplemental Indenture or the Indenture, as provided herein and therein, grant extensions of time or other indulgences, take and give up securities, grant releases and discharges and otherwise deal with the Company and other parties as the Trustee may see fit and may apply all monies received from the Company or others or from securities upon such part of the Company’s liability as the Trustee may think best without prejudice to or in any way limiting or lessening the liability of RCCI under this Supplemental Indenture.

(c) The Guarantee shall be a continuing guarantee of all the Guaranteed Obligations and shall apply to any ultimate balance due or remaining unpaid to the Holders of the Notes. The Guarantee shall not be considered as wholly or partially satisfied by the payment or liquidation at any time of any sum of money which may at any time be or become owing or due or remain unpaid to the Holders of the Notes.

(d) The Guarantee shall not be discharged or otherwise affected by any change in the name, objects, businesses, assets, capital structure or constitution of the Company or RCCI, or by any merger or amalgamation of the Company or RCCI with any Person or Persons, except as otherwise provided in this Supplemental Indenture or the applicable provisions of the Indenture. In the case of the Company being amalgamated with another corporation, the Guarantee shall apply to the liabilities of the resulting corporation, and the term “Company” shall include each such resulting corporation.

(e) All monies, advances, renewals and credits in fact borrowed or obtained by the Company under this Supplemental Indenture shall be deemed to form part of the liabilities hereby guaranteed notwithstanding any limitation of status or of power of the Company or of the directors or agents thereof or that the Company may not be a legal entity or any irregularity, defect or informality in the borrowing or obtaining of such monies, advances, renewals or credits.

(f) The obligations of RCCI hereunder are and shall be absolute and unconditional and any moneys or amounts expressed to be owing or payable by RCCI hereunder which may not be recoverable from RCCI on the basis of a guarantee or as surety shall be recoverable from RCCI as a primary obligor and principal debtor in respect thereof.

(g) The Trustee shall not be bound to exhaust its recourse against the Company or other parties before being entitled to demand payment from or performance by RCCI and enforce its rights under this Supplemental Indenture.

(h) Any account settled or stated by or between the Trustee and the Company in relation to this Supplemental Indenture shall be accepted by RCCI as conclusive evidence that the balance or amount thereby appearing due by the Company to the Trustee is so due.

(i) RCCI shall make payment to the Trustee of the amount of the liability of RCCI forthwith after demand therefor is made in writing during the continuance of any Event of Default and such demand shall be conclusively deemed to have been effectually made when delivered in accordance with the notice provisions set forth herein and the liability of RCCI shall bear interest from the date of such demand at the rate borne by the Notes, such interest to be calculated monthly based on the number of days elapsed and to be deemed payable on the first Business Day of a month in respect of the immediately preceding month or upon demand, whichever is earlier.

(j) All amounts payable by RCCI under this Supplemental Indenture shall be paid without set-off or counterclaim and without any deduction or withholding whatsoever unless and to the extent that RCCI shall be prohibited by law from doing so, in which case RCCI shall, only to the extent such a similar requirement is imposed on the Company pursuant to this Supplemental Indenture, pay to the Trustee such additional amount as shall be necessary to ensure that the Trustee receives the full amount it would have received if no such deduction or withholding had been made.

(k) RCCI acknowledges that, in any suit, action or proceeding arising out of or relating to the Notes, the Guarantee or this Supplemental Indenture, it irrevocably submits and attorns to the non-exclusive jurisdiction of the courts of the Province of Ontario. In addition, to the extent that RCCI has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law.

SECTION 802. RELEASE OF GUARANTOR.

(a) In addition to the release provisions set forth in the Indenture, subject to Section 802(d), RCCI shall be released and relieved from all of its obligations under this Article Eight, and the Guarantee shall be terminated and be of no further force or effect, upon the request of the Company (without the consent of the Trustee) if, immediately after giving effect to such release and termination (and, if applicable, any transaction in connection therewith, including any other concurrent release, termination, repayment or discharge of any other guarantee or other Debt of RCCI), the Company would be in compliance with Section 604 hereof, including in the event of a sale or other transaction as a result of which RCCI would cease to be a Subsidiary.

(b) In order to effect the release and termination provided for in Section 802(a), the Company shall furnish to the Trustee an Officer’s Certificate stating that, immediately after giving effect to such release and termination (as well as any concurrent release, termination, repayment or discharge of any other guarantee or other Debt of RCCI), the Company will be in compliance with Section 604 hereof. In the event that the release and termination is in connection with a sale or other transaction as a result of which RCCI would cease to be a Subsidiary, pro forma effect shall be given to such transaction (including the application of any proceeds therefrom) in determining the Company’s compliance with Section 604 and, accordingly, the amount of Debt subject to the Guarantee and any other Debt of RCCI shall be excluded from any calculation thereunder. Notwithstanding any provision to the contrary in the Indenture or this Supplemental Indenture, no opinion, report or certificate, other than the Officer’s Certificate provided for in this Section 802(b), need be furnished to the Trustee for such release and termination. After its receipt of the aforementioned Officer’s Certificate, the Trustee shall execute any documents reasonably requested by either the Company or RCCI in order to evidence the release of RCCI from its obligations under the Guarantee under this Article Eight.

(c) No supplemental indenture, amendment or waiver shall, without the consent of the Holder of each Outstanding Note, release RCCI from any of its obligations under Section 801, other than in accordance with the provisions of this Section 802 or the other release provisions set forth in the Indenture, or amend or modify the release provisions of this Section 802.

(d) Notwithstanding the release provisions of Section 802(a), RCCI shall not be released from its obligations under this Article Eight and the Guarantee will not be terminated if, immediately after such release and termination (and, if applicable, after giving effect to any transaction to occur concurrently therewith), RCCI remains a co-obligor with or a guarantor for, as applicable, the obligations of the Company under any Existing Note.

(e) Notwithstanding the release provisions of this Section 802, any Person added as a Guarantor at the option of the Company pursuant to Section 801(f) of the Indenture may be released at the option of the Company at any time upon such conditions as may be specified in the supplement to this Supplemental Indenture pursuant to which such added Guarantor provided its Guarantee. No opinion, report or certificate need be furnished to the Trustee for a release and termination pursuant to this Section 802(e) other than, where the Indenture or this Supplemental Indenture has been amended to add the guarantee of such Guarantor, the Officers’ Certificate provided for in Section 802(b). Nothing in this Section 802(e) shall modify or amend the release provisions applicable to RCCI pursuant to clauses (a) to (d) of this Section 802.

SECTION 803. AMALGAMATION, CONSOLIDATION, MERGER, CONVEYANCE, TRANSFER OR LEASE.

(a) Unless RCCI has been released, or in connection with such transaction will be released, from its obligations under the Guarantee in accordance with the provisions of Section 802 hereof or any other release provision set forth in the Indenture, RCCI shall not amalgamate or consolidate with or merge with or into any other Person or convey, transfer, lease or otherwise dispose of its properties and assets substantially as an entirety to any Person by liquidation, winding-up or otherwise (in one transaction or a series of related transactions) unless:

(i) immediately after giving effect to such transaction (and treating any Debt which becomes an obligation of RCCI or a Subsidiary of RCCI in connection with or as a result of such transaction as having been incurred at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

(ii) either (x) RCCI shall be the continuing Person or (y) the Person (if other than RCCI) formed by such amalgamation or consolidation or into which RCCI is merged or the Person which acquires by conveyance, transfer, lease or other disposition the properties and assets of RCCI substantially as an entirety (the “Successor Guarantor”) shall, unless the Successor Guarantor is the Company, (A) be a corporation, company, partnership or trust organized and validly existing under the federal laws of Canada or any Province thereof or the laws of the United States of America or any State thereof or the District of Columbia and (B) expressly assume, by an indenture supplemental hereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, all of the obligations of RCCI under the Guarantee (provided, however, that the Successor Guarantor shall not be required to execute and deliver such a supplemental indenture in the event of an amalgamation of RCCI with one or more other Persons, in which the amalgamation is governed by the laws of Canada or any province thereof, the Successor Guarantor and RCCI are, immediately prior to such amalgamation, organized and existing under the laws of Canada or any province thereof and upon the effectiveness of such amalgamation, the Successor Guarantor shall have become or shall continue to be (as the case may be), by operation of law, liable for the observance of all obligations of RCCI under the Guarantee); and

(iii) RCCI, the Company or the Successor Guarantor, as applicable, shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such amalgamation, consolidation, merger, conveyance, transfer, lease or other disposition and, if a supplemental indenture is required in connection with such transaction (or series of transactions), such supplemental indenture, comply with this Section 803(a) and that all conditions precedent herein provided for relating to such transaction have been satisfied.

(b) Upon any amalgamation, consolidation or merger, or any conveyance, transfer, lease or other disposition of the properties and assets of RCCI substantially as an entirety in accordance with Section 803(a), the Successor Guarantor shall succeed to, and be substituted for, and may exercise every right and power of, RCCI under this Supplemental Indenture and the Indenture with the same effect as if such Successor Guarantor had been named as RCCI herein; and thereafter, except in the case of a lease, RCCI shall be released and relieved from all of its obligations under this Article Eight, and the Guarantee shall be terminated and be of no further force or effect.

ARTICLE NINE

DEFEASANCE AND DISCHARGE

SECTION 901. COMPANY’S OPTION TO EFFECT DEFEASANCE OR COVENANT DEFEASANCE.

The Company may, at its option at any time, with respect to the Notes, elect to have either Sections 302 or 303 of the Indenture applied to all Outstanding Notes upon compliance with the conditions set forth below in Section 902 for defeasance or covenant defeasance, as applicable, with respect to the Notes. To exercise either option, the Company shall provide written notice of its election to the Trustee.

It is hereby acknowledged and agreed that, with respect to the Notes, the below Section 902 replaces, in its entirety, Section 304 of the Indenture, and the conditions of Section 902 for defeasance or covenant defeasance, as applicable, with respect to the Notes shall supersede the conditions provided therefor in Section 304 of the Indenture. For greater certainty, the provisions contained in this Article Nine apply to this Supplemental Indenture and the Notes issued hereunder notwithstanding any provisions to the contrary contained in Article Three of the Indenture.

SECTION 902. COMPANY’S OPTION TO EFFECT DEFEASANCE OR COVENANT DEFEASANCE.

The following shall be the conditions to application of either Section 302 or Section 303 of the Indenture to all Outstanding Notes:

(1) The Company shall irrevocably have deposited or, through the Paying Agent, caused to be deposited with the Trustee (or another trustee satisfying the requirements of Section 509 of the Indenture who shall agree to comply with the provisions of this Article Nine applicable to it) as funds, in trust, for the purpose of making the following payments in its own capacity or through the Paying Agent, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of such Notes, (x)

cash in Canadian dollars or (y) Government Obligations which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment, cash in Canadian dollars or (z) any combination of the foregoing which would, in the aggregate, be in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants or chartered accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge (and which shall be applied by the Trustee or the Paying Agent (or other qualifying trustee) to pay and discharge) the principal of, and interest and premium, if any, on, such Notes on the respective Stated Maturities (or Redemption Date, if applicable) thereof; provided that the Trustee or the Paying Agent (or other qualifying trustee) shall have been irrevocably instructed by the Company to apply such money to said payments with respect to such Notes. Before such a deposit, the Company may give the Trustee, in accordance with Section 402 hereof, a notice of its election to redeem all of the Notes at a future date in accordance with Article Four hereof, which notice shall be irrevocable.

(2) No Default or Event of Default shall have occurred and be continuing on the date of the deposit under clause (1) above (other than a Default resulting from the borrowing of funds to be applied to such deposit and the grant of any lien securing such borrowing).

(3) Such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, this Supplemental Indenture or any provision of the Indenture applicable to the Notes or any other material agreement or instrument to which the Company is a party or by which it is bound (other than a default resulting from the borrowing of funds to be applied to such deposit and the grant of any lien securing such borrowing).

(4) The Company shall have delivered to the Trustee an Opinion of Counsel in Canada to the effect that such Holders will not recognize income, gain or loss for Canadian federal or provincial income tax or other tax (including withholding tax) purposes as a result of such defeasance or covenant defeasance, as applicable, and will be subject to Canadian federal and provincial income tax and other tax (including withholding tax) on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance, as applicable, had not occurred.

(5) The Company shall have delivered to the Trustee an Officer’s Certificate stating that the deposit made by the Company pursuant to its election under Section 302 or Section 303 of the Indenture, as applicable, was not made by the Company with the intent of preferring such Holders over other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others.

(6) The Company shall have delivered to the Trustee (i) an Officer’s Certificate stating that all of the conditions precedent relating to either the defeasance under Section 302 of the Indenture or the covenant defeasance under Section 303 of the Indenture (as the case may be) provided for in this Section 902 have been complied with and (ii) an Opinion of Counsel stating that all of the conditions precedent relating to either the defeasance under Section 302 of the Indenture or the covenant defeasance under Section 303 of the Indenture (as the case may be) provided for in clause (3) (but solely with respect to this Supplemental Indenture, any provision of the Indenture applicable to the Notes and a list of material agreements or instruments to which the Company is a party or otherwise bound as set forth in an Officer’s Certificate).

SECTION 903. DISCHARGE.

Subject to the last paragraph of this Section 903, the Company (and, as applicable, any Guarantor) shall be discharged from its obligations with respect to, and the Indenture (including this Supplemental Indenture) will be discharged and will cease to be of further effect as to, all outstanding Notes, and the Trustee shall, at the request and at the expense of the Company, execute and deliver to the Company such deeds or other instruments as shall be required to evidence such satisfaction and discharge, when either:

(a) all Outstanding Notes (excluding for greater certainty any lost, stolen or destroyed Securities which have been replaced or paid as provided in Section 208 of the Indenture and Notes for whose payment money or Government Obligations has been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust), have been delivered to the Trustee for cancellation (including on conversion or exchange of such Notes into other securities or property), or

(b) all such Notes not so delivered to the Trustee for cancellation (i) have otherwise become due and payable or have been called for redemption pursuant to this Supplemental Indenture, (ii) will become due and payable within one year or (iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and, in each case, the Company or RCCI has irrevocably deposited or caused to be deposited with the Trustee funds in trust in cash in Canadian dollars or Government Obligations, or a combination thereof, in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants or chartered accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge the principal of, and premium, if any, on such Notes and interest thereon, (x) in the case of Notes that have become due and payable, to the date of such deposit or, (y) in the case of other Notes, to their Stated Maturity or Redemption Date, as the case may be, and in either case, the Company has paid or caused to be paid all sums payable by it under this Supplemental Indenture with respect to such Notes.

Notwithstanding the foregoing, and notwithstanding the satisfaction and discharge of the Indenture with respect to the Notes, (A) the rights of Holders of the Notes to receive solely from the fund held in trust described in subsection (b) of this Section 903 and as more fully set forth in such Section, payments in respect of the principal of (and premium, if any) and interest on such Notes when such payments are due, (B) the Company’s obligations with respect to such Notes under Section 205, Section 206, Section 208, Section 902, Section 903 and Section 908 of the Indenture, (C) the rights, powers, trusts, duties and immunities of the Trustee hereunder and under the Indenture and the Company’s obligations in connection therewith, including the Company’s obligations under Section 507 of the Indenture and (D) this Article Nine shall survive until the Notes have been paid in full or, if earlier, the date on which the funds held in trust for such payment are paid to the Company (or discharged from such trust, as applicable) in accordance with the last paragraph of Section 903 of the Indenture. Thereafter, only the Company’s obligations in Section 507 of the Indenture shall survive.

SECTION 904. NON-PRESENTATION OF NOTES.

If a Holder shall fail to present a Note for payment prior to or on the date on which the principal, interest and premium thereon or represented thereby becomes payable either on Stated Maturity or on redemption, purchase or otherwise, either: (a) (i) the Company shall be entitled to pay to the Trustee and direct it to set aside for payment as described above; and (ii) in respect of money in the hands of the Trustee that may or should be applied to the payment or redemption of the Notes, the Company shall be entitled to direct the Trustee to set aside the principal, interest and premium, as the case may be, in trust to be paid to such Holder upon due presentation or surrender thereof in accordance with the provisions of the Indenture; or (b) the Company may otherwise make provision in form satisfactory to the Trustee in its reasonable discretion for the payment of such amounts, and thereupon the principal, interest and premium payable on or represented by each Note in respect whereof such amounts have been set aside shall be deemed to have been paid and the Holder thereof shall thereafter have no right in respect thereof except that of receiving payment of such amounts so set aside by the Trustee (without interest on such money, any such interest being the property of the Company) or provided for by the Company upon due presentation and surrender thereof, subject always to the provisions of the last paragraph of Section 903 of the Indenture.

SECTION 905. PAYING AGENT AND TRUSTEE TO REPAY MONIES HELD.

Upon the satisfaction and discharge of the Indenture and this Supplemental Indenture with respect to the Notes all cash and Government Obligations then held by any Paying Agent (other than the Trustee) in respect of the Notes shall, upon demand by the Company, be repaid to it or paid to the Trustee, and thereupon such Paying Agent shall be released from all further liability with respect to such cash and Government Obligations. Upon satisfaction and discharge of this Supplemental Indenture all cash and Government Obligations then held by the Trustee in respect of the Notes shall, upon demand by the Company, be repaid to it, and thereupon the Trustee shall be released from all further liability with respect to such cash and Government Obligations.

SECTION 906. REINSTATEMENT.

If the Trustee or any Paying Agent is unable to apply any money or Government Obligations in accordance with Section 305 of the Indenture, by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Company’s obligations under this Supplemental Indenture, any provision of the Indenture applicable to the Notes and the Notes shall be revived and reinstated as though no cash or Government Obligations had been deposited pursuant to Section 902 or 903 hereof, as the case may be, until such time as the Trustee or Paying Agent is permitted to apply all the cash or Government Obligations in accordance with Section 305 of the Indenture; provided, however, that, if the Company makes any payment of the principal of, or interest, premium, or other amounts, if any, on, any Note following the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of such Notes to receive such payment from the cash and Government Obligations held by the Trustee or Paying Agent.

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IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed all as of the day and year first above written.

ROGERS COMMUNICATIONS INC.,

By	[REDACTED]
Name: [REDACTED]
Title: [REDACTED]

By	[REDACTED]
Name: [REDACTED]
Title: [REDACTED]

ROGERS COMMUNICATIONS CANADA INC.,

By	[REDACTED]
Name: [REDACTED]
Title: [REDACTED]

By	[REDACTED]
Name: [REDACTED]
Title: [REDACTED]

Signature Page to the Twenty-Second Supplemental Indenture

BNY TRUST COMPANY OF CANADA, as Trustee

By	“Denice Elleston”
Name: Denice Elleston
Title: Vice President

Signature Page to the Twenty-Second Supplemental Indenture